





NGSG

NATURAL GAS SERVICES GROUP, INC.

Annual Report 2003

Financial Highlights

Financial Highlights years ended December 31	**2003**	2002	2001
Revenue	$ **12,749,522**	$ 10,296,541	$ 8,762,107
Pre-tax income	$ **2,003,932**	$ 1,369,548	$ 695,893
Net income	$ **1,307,133**	$ 786,085	$ 381,993
Earning per diluted share	$ **0.23**	$ 0.16	$ 0.11
Weighted average shares outstanding (Fully Diluted)	**5,252,531**	4,305,053	3,483,987
Cash flow (used in) provided by operations before discontinued operations	$ **3,024,420**	$ 2,205,954	$ 839,755

Stock Data	2003		2002	
	Low	High	Low	High
First Quarter	$ 3.70	$ 4.30		
Second Quarter	$ 3.65	$ 7.25		
Third Quarter	$ 5.45	$ 6.75		
Fourth Quarter	$ 5.25	$ 6.24	$ 3.20	$ 5.00

"Our continuing commitment to grow our rental fleet of natural gas compressors will assure predictable revenue and profit for the future."



$7,111
$7,000
$5,000
$4,398
$3,095
$3,000
2001
2002
2003

Lease Revenue
(x000)



$7,887
$8,000
$6,972
$6,000
GLC
$6,246
$4,078
$4,000
NGS
$1,641
2001
2002
2003

Capital Expenditures – Rental Fleet
(Includes acquisition from
Hybon & Great Lakes Rental Fleet)
(x000)



399
(44,505 H.P.)
400
304
(30,262 H.P.)
300
204
(18,804 H.P.)
200
2001
2002
2003

Rental Fleet
(Number of Units)

To Our Stockholders



Wallace Sparkman
President and Chief Executive Officer

A sad event happened in March 2004. We lost our President and CEO, Wayne Vinson. Wayne suffered from cancer for about a year. His passing was mourned by our employees, but the management team that is in place has and continues to totally dedicate themselves to performing their duties to assure continual success for our Company. Meanwhile, we continue to keep Wayne's family in our prayers.

We set specific goals for 2003 – to concentrate on those areas which offered the greatest rewards for our stockholders and to establish a strong financial base to allow our Company to grow. We attained those goals in what was a challenging year of growth for our company. The year saw us establish a service center in the San Juan basin of New Mexico and a service center in the Fort Worth basin in Texas. Yes, 2003 was a major business development year for our Company. We look forward to continuing this trend as management and employees dedicate themselves to further the growth of our existing business and search for opportunities that will assure the Company a successful future.

While earnings are of primary importance, we really look at the Company's ability to generate new capital from its own operations as the real key to financial strength and growth potential. The revenues from leasing natural gas compressors provides an ever increasing cash flow that, when combined with bank debt, permits us to build more and more units for our rental fleet. To assure this continued growth in the rental fleet we recently entered into a $10 million credit facility with a commercial bank to be utilized for adding compressor units to our rental fleet. Our cash flow will also permit us to reduce our existing debt by $2.3 million during 2004. To assure continuing high utilization of our rental fleet we will expand our customer base by evaluating new market areas and leasing rental units in those areas where opportunity exists.

Corporate Governance – It has never been more evident than in the last few years that business leaders must hold themselves and their companies to the highest ethical standards. During the past year, we took a number of additional steps to promote and protect the interests of our shareholders. Our Board of Directors has adopted a new Code of Ethical Conduct governing our directors, officers, and employees. We formed an Ethics and Governance Committee and adopted new or amended charters for our Audit, Ethics and Governance, Nominating and Compensation Committees. Additionally, we are adding a Corporate Governance section to our Corporate web site where we will post these new governance documents. Only by putting appropriate corporate governance mechanisms in place will there be adequate focus on shareholder interests. All of these committees are comprised of and chaired by independent directors.

2004 Goals – For 2004, the focus is to continue to support our efforts to grow shareholder value, improve corporate profitability, focus on our corporate vision, and enhance our corporate culture. Our 2004 goals keep us on target to achieve our strategic corporate vision and include the following:

- Enhance profitability and cash flow.
- Acquire a mid-sized company to provide increased stability.
- Aggressively expand our customer base.
- Secure a source of funds to continue expanding our rental fleet.

We are focused on long-term success for Natural Gas Services Group, Inc. and strive to propel the Company along that path. The Company is dedicated to Defending and Securing the Future and your management team is committed to creating value for our shareholders.

Sincerely,

Wallace O. Sellers

Chairman of the Board

Wallace Sparkman

President and Chief Executive Officer

About NGS



Company Profile

Natural Gas Services Group, Inc. (AMEX: NGS) manufactures, fabricates, sells and leases rotary screw natural gas compressors to 500 H.P. and 350 psig and recip natural gas compressors to 175 H.P. and 1,440 psig. Rotary screw compression is the most reliable, cost effective solution for enhancing the production and gathering of oil and natural gas in producing provinces from the Gulf of Mexico to the Great Lakes. NGS also manufacturers and sells flare tip and ignition systems for gas plants and off and on-shore production facilities. The Company's flare systems are also applicable for flaring methane and other by-products of municipal solid waste landfills.

The Company enjoys excellent brand recognition of its products through the Rotary Gas Systems WellMaker and Great Lakes Compression lines of compression equipment as well as through the Flare King brand of gas flaring and ignition systems. The Company is also a well-respected rebuilder and supplier of spare parts for rotary screw gas compression equipment as well as for re-tipping and upgrading gas flaring and ignition systems.

Executive Officers and Directors

Wallace O. Sellers
Chairman of the Board, Natural Gas Services Group, Inc.
Former Chief Executive Officer, Enhance Financial Services, Inc.
Former Senior Vice President and Director, Strategic Development for Merrill Lynch

Wallace Sparkman
President and Chief Executive Officer, Natural Gas Services Group, Inc.

Charles G. Curtis
President and Chief Executive Officer,
Curtis One Inc., d/b/a Roll Stair

William F. Hughes, Jr.
Co-owner, The Whole Wheatery, LLC

Gene A. Strasheim
Former Chief Financial Officer, Skyline Electronics/Products

Richard L. Yadon
Owner and Operator, Yadeco Pipe & Equipment
President and Co-owner, Midland Pipe & Equipment, Inc.

Earl R. Wait
Chief Financial Officer and Treasurer

Ronald D. Bingham
Vice President

S. Craig Rogers
Vice President

Scott W. Sparkman
Secretary

Headquarters

2911 S. County Road 1260
Midland, Texas 79706
(432) 563-3974
www.ngsgi.com

Independent Auditors

Hein + Associates, LLP
Dallas, Texas

Legal Counsel

Jones & Keller, P.C.
Denver, Colorado

Lynch, Chappell, and Alsup
Midland, Texas

Investor Relations

Creative Options Communications IR & PR
3203 Merrimack Lane
Flower Mound, Texas 75022
972-355-6070
www.jdcreativeoptions.com

Transfer Agent & Registrar

Computershare Trust Company, Inc.
Golden, Colorado

Annual Meeting of Shareholders

Date: June 15, 2004, 9:00 A.M.
Hilton Hotel - Midland
117 West Wall Avenue
Midland, Texas 79701

Form 10-KSB Filing

Earl R. Wait
Chief Financial Officer, Natural Gas Services Group, Inc.


RGS
ROTARY GAS SYSTEMS
-891-6275
THE
WELL
MAKER
Model GS-10
10 AMP
FUSE
RESET
STOP
START
POWER





NATURAL GAS SERVICES GROUP, INC.

www.ngsgi.com

Corporate Divisions

Rotary Gas Systems
2911 SCR 1260
Midland, Texas 79706
(432) 563-3974
(432) 563-5567 fax

Flare King
2911 SCR 1260
Midland, Texas 79706
(432) 563-3974
(432) 563-5567 fax

NGE Leasing
2911 SCR 1260
Midland, Texas 79706
(432) 563-3974
(432) 563-5567 fax

Great Lakes Compression
3690 CR 491
P.O. Box 945
Lewiston, MI 49756
(989) 786-3788
(989) 786-5182 fax

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-31398

NATURAL GAS SERVICES GROUP, INC.

(Name of small business issuer in its charter)

COLORADO	75-2811855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2911 South County Road 1260 Midland, Texas	79706
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (432) 563-3974

Securities registered under Section 12(b) of the Exchange Act:

Common Stock
(Title of Class)

Warrants to Purchase Common Stock
(Title of Class)

Securities registered under Section 12(g) of the Exchange Act:

None
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _____

State issuer's revenue for its most recent fiscal year: $12,749,522

The aggregate market value of the voting and non-voting common equity held by non-affiliates at March 23, 2004, computed by reference to the closing price of $6.85 per share on the American Stock Exchange, was $16,096,979.

The number of shares outstanding of each of the issuer's classes of common equity on March 23, 2004, was 5,033,681.

Documents Incorporated by Reference
None

Transitional Small Business Disclosure Format Yes ___ No ✓

PART 1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-KSB (this "Report" or this "Form 10-KSB") contains certain forward-looking statements and information pertaining to us, our industries and the oil and gas industry that is based on the beliefs of our management, as well as assumptions made by and information currently available to our management. All statements, other than statements of historical facts contained in this Report, including statements regarding our future financial position, growth strategy, budgets, projected costs, plans and objectives of management for future operation, are forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

- conditions in the gas and oil industry, including the demand for natural gas and the price of oil and natural gas,
- competition among the various providers of compression services and products,
- changes in safety, health and environmental regulations pertaining to the production and transportation of natural gas,
- changes in economic or political conditions in the markets in which we operate, and
- introduction of competing technologies by other companies.

In addition, the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operation – Risk Factors" could cause our actual results to differ materially from the expectations reflected in the forward-looking statements contained herein. These statements relate to "Description of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and other sections of this Report. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," and "anticipate." The forward-looking statements in this Report are based largely on our expectations and are subject to a number of risks and uncertainties, which may be beyond our control. Actual results may differ materially from the anticipated or implied results in the forward-looking statements. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, we can give no assurances that the forward-looking events and circumstances included in this Report will occur.

ITEM 1. DESCRIPTION OF BUSINESS

History and Organization

We were incorporated on December 17, 1998 and initially operated as a holding company of Flare King, Inc., Hi-Tech Compressor Company, L.C., NGE Leasing, Inc. and CNG Engines Company. In July 2000, Flare King and Hi-Tech merged and now operate as Rotary Gas Systems, Inc. Effective March 31, 2000, we sold CNG.

On March 29, 2001, we acquired, through our then subsidiary, Great Lakes Compression, Inc., all of the compression related assets of Dominion Michigan Petroleum Services, Inc., an unaffiliated company that is a subsidiary of Dominion Resources, Inc. and that was in the business of manufacturing, fabricating, selling, leasing and maintaining natural gas compressors. As a part of the transaction, an affiliate of Dominion Michigan committed to purchase or to enter into five year leases for compressors totaling five thousand horsepower. The purchases or leases are to be made by December 31, 2005.

On October 24, 2002, we closed our initial public offering pursuant to a registration statement that was declared effective on October 21, 2002. In the offering, we sold a total of 1,500,000 shares of our common stock and warrants to purchase 1,500,000 shares of our common stock at a total of $5.25 per share and warrant for an aggregate amount $7,875,000. After deducting the total expenses of the offering, we received net offering proceeds of approximately $6,529,170.

On March 27, 2003, we acquired 28 compressor packages from Hy-Bon Engineering Company, Inc. for $2,150,000.

On January 1, 2004, our wholly-owned subsidiaries were merged into us except HBRC which will be dissolved in 2004. Thus, all of our assets are owned by, and our business is conducted through, us.

Company Business

Overview

We provide equipment and services to the natural gas and oil industry. We manufacture, fabricate, sell and lease natural gas compressors that enhance the production of oil and gas wells and we provide maintenance services for those compressors. We define a natural gas compressor as a mechanical device with one basic goal – to deliver gas at a pressure higher than that originally existing. It may be powered by a natural gas burning engine or an electric motor to accommodate different applications. Gas compression is undertaken to transport and distribute natural gas to pipelines. Pipeline pressures vary and with the addition of new wells to the pipeline, the need for compression increases. We also manufacture and sell flare tips and ignition systems for oil and gas plant and production facilities. We define a flare tip as a burner on the upper end of a flare stack that is designed to combust waste gases to assure a clean environment. An ignition system is a pilot light or a spark generator that assures continuous ignition of the waste gases going through the burner in the flare tip.

We primarily lease natural gas compressors. As of December 31, 2003, we had 359 natural gas compressors under lease to third parties.

We also fabricate natural gas compressors for our customers, designing compressors to meet unique specifications dictated by well pressures, production characteristics and particular applications for which compression is sought.

We have established an exchange and rebuild program to attempt to help minimize costs and maximize revenue for our customers. Under the program, we work with maintenance and operating personnel of a customer to identify equipment for exchange. When we receive a compressor for exchange because of a maintenance problem, we deliver to our customer a replacement compressor at full price. We then rebuild the exchange compressor and credit our customer an amount based on the value of the rebuilt compressor. We also offer a retrofitting service by repackaging a customer's compressor with a compressor that meets our customer's changed conditions.

We design, manufacture, install and service flare stacks and related ignition and control devices for onshore and offshore burning of gas compounds such as hydrogen sulfide, carbon dioxide, natural gas and liquefied petroleum gases.

We have manufacturing and fabrication facilities located in Lewiston, Michigan, and Midland, Texas, where we manufacture and fabricate natural gas compressors. We design and manufacture natural gas flare systems, components and ignition systems in our facility in Midland, Texas, for use in oilfield, refinery and petrochemical plant applications. We also have service facilities located in Midland, Texas, Lewiston, Michigan, Bridgeport, Texas and Bloomfield, New Mexico to provide maintenance inventory and support for our rental compressor fleet and for third party services.

We currently provide our products and services to a customer base of oil and gas exploration and production companies operating primarily in Colorado, Kansas, Louisiana, Michigan, New Mexico, Oklahoma, Texas and Wyoming.

We maintain our principal office at 2911 South County Road 1260, Midland, Texas 79706 and our telephone number is (432) 563-3974.

Industry Background

Our products and services are related to the oil and natural gas industries. The oil and natural gas industry is comprised of several large, well-capitalized companies accounting for the majority of the market. There also exist a large number of small privately held companies making up the remainder of the market. According to information from the Energy Information Administration there is a growing demand for natural gas in this country.

We believe that there will continue to be a growing demand for natural gas. Because of this, demand for our products and services is expected to continue to rise as a result of:

- the increasing demand for energy, both domestically and abroad;
- environmental considerations which provide strong incentives to use natural gas in place of other carbon fuels;
- the cost savings of using natural gas rather than electricity for heat generation;
- implementation of international environmental and conservation laws;
- the aging of producing natural gas reserves worldwide; and
- the extensive supply of undeveloped natural gas reserves.

By using a compressor, the operator of a natural gas well is able to increase the pressure of natural gas from a well to make it economically viable by enabling gas to continue to flow in the pipeline to its destination. We feel that we are well positioned through our gas compression and flare system activities to take advantage of the aging of reserves and the development of new reserves.

The Compression Business

Natural gas compressors are used in a number of applications intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compression equipment is often required to boost a well's production to economically viable levels and enable gas to continue to flow in the pipeline to its destination. We believe that most producing gas wells in North America, at some point, will utilize compression. As of December 31, 2002, the Energy Information Administration reported that there were approximately 386,000 producing gas and gas condensate wells in the United States. The states where we currently operate, account for approximately 100,000 of these wells.

The Leasing Business

We primarily lease natural gas compressors. As of February 29, 2004, we had 385 natural gas compressors totaling approximately 43,149 horsepower leased to 45 third parties, compared to 313 natural gas compressors totaling approximately 33,240 horsepower leased to 29 third parties at February 28, 2003. Of the 385 natural gas compressors, 50 were leased to Dominion Michigan and its affiliates.

As a part of our leasing business, in 2000 we formed a limited liability company, Hy-Bon Rotary Compression LLC, ("HBRC") with Hy-Bon Engineering Company, Inc., a non-affiliated company, to lease natural gas compressors. We formed HBRC to lease compressors to a customer with which the non-affiliated company had a relationship.

The non-affiliated company owned 50% and we owned 50% of HBRC. The non-affiliated company managed HBRC. We split the expenses of HBRC with the other company. After the payment of expenses, we received whatever profit is realized by HBRC in proportion to the amount received by HBRC from the lease of natural gas compressors that are contributed by us and by the non-affiliated company to HBRC. As of February 28, 2003, we had contributed 40 compressors and the non-affiliated company had contributed 28 compressors to HBRC.

On March 27, 2003, to be effective January 1, 2003, we purchased and Hy-Bon sold to us the 28 compressor packages it contributed. In consideration therefore, we paid Hy-Bon $2,150,000. The $2,150,000 was borrowed by us from our current lender.

Hy-Bon has withdrawn as a member of HBRC effective as of January 1, 2003. We, as the other member of HBRC, retained all assets of HBRC, which as of January 1, 2003, had an unaudited aggregate value of approximately $346,000. We will dissolve HBRC in 2004 and have agreed to not operate using the name Hy-Bon.

In addition to 80 separate written maintenance agreements covering non-owned compressor units that we had entered into at February 29, 2004, we provide maintenance as a part of our compressor leases. Many companies and individuals are turning to leasing of equipment instead of purchasing. Leasing does not require the purchaser to make large capital expenditures for new equipment or to obtain financing through a lending institution. This frees the customer's assets for developing the customer's business. Our leases generally have initial terms of from six to 24 months and then continue on a month-to-month basis. The leases with Dominion Exploration have an initial five-year term. Lease rentals are paid monthly. At the end of a lease term, the customer may continue to pay monthly rentals on the equipment, or we may require them to return it to us.

Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure their compressor units to optimize the well production or pipeline efficiency. Because the equipment is highly technical, a trained staff of field service personnel, a substantial parts inventory and a diversified fleet of natural gas compressors are often necessary to perform reconfiguration functions in an economic manner. It is not efficient or, in many cases, economically possible for independent natural gas producers to maintain reconfiguration capabilities individually. Also, our management believes that, in order to streamline their operations and reduce their capital expenditures and other costs, a number of major oil and gas companies have sold portions of their domestic energy reserves to independent energy producers and have outsourced many facets of their operations. We believe that these initiatives are likely to contribute to increased rental of compressor equipment. For that reason, we have created our own compressor-rental fleet to take advantage of the rental market, we spent approximately $6,505,500 in 2003 to expand our natural gas compressor inventory, and we intend to spend approximately $10,200,000 in 2004 on natural gas compressors.

The size, type and geographic diversity of our rental fleet enables us to provide our customers with a range of compression units that can serve a wide variety of applications, and to select the correct equipment for the job, rather than the customer trying to fit the job to its own equipment. We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of contract, and the inclusion of any other services desired, such as leasing, installation, transportation and daily operation.

Custom Fabrication

We also engineer and fabricate natural gas compressors for our customers to meet their unique specifications based on well pressure, production characteristics and the particular applications for which compression is sought. In order to meet the ongoing needs of our customers for whom we custom fabricate, we offer a variety of services, including: (i) engineering, manufacturing and fabrication of the compressors; (ii) installation and testing of compressors; (iii) ongoing performance review to assess the need for a change in compression: and (iv) periodic maintenance and parts replacement. We receive revenue for each service.

Maintenance

Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment and compression checks and other parametric checks indicate a change in the condition of the compressors. In addition, oil and wear-particle analysis is performed on all compressors. Overhauls are done on a condition-based interval or a time-based schedule. Based on our past experience, these maintenance procedures maximize component life and unit availability and minimize downtime.

As of February 29, 2004, we had written maintenance agreements with third parties relating to 80 compressors. Each written maintenance agreement has from two to 5 years left on its term and each expires on December 31 in the expiration year. During our years ended December 31, 2003 and 2002, we received revenue of approximately $1,073,000 and $1,058,000 (approximately 8% and 10% of our total consolidated revenue), respectively, from maintenance agreements.

Exchange and Rebuild Program

We have established an exchange and rebuild program to attempt to help minimize costs and maximize our customers' revenue. This program is designed for operations with rotary screw compressors where downtime and lost revenue are critical.

Under the program, we work with our customer's maintenance and operating personnel to identify and quantify equipment for exchange. When we receive a compressor for exchange due to a problem with the compressor, we deliver to our customer a replacement compressor at full price. We then rebuild the exchange compressor and credit our customer with an amount based on the value of the compressor we rebuild.

This program enables our customers to obtain replacement compressors and shorten the time that the customer is unable to realize gas production from one or more wells because of the lack of a compressor.

During the years ended December 31, 2003 and 2002, we received revenue of approximately $597,000 and $630,000 (approximately 4.7% and 6% of our total consolidated revenue), respectively, from exchanging and rebuilding rotary screw compressors for third parties.

Retrofitting Service

We recognize the capital invested by our customers in compressors. We also recognize that producing wells and gas gathering systems change significantly during their operating life. To meet these changing conditions and help our customers maximize their operating income, we offer a retrofitting service by repackaging a customer's compressor with a compressor that meets our customer's changed conditions.

The Flare Business

The drilling for and production of oil and gas results in certain gaseous hydrocarbon byproducts that generally must be burned off at the source. Although flares and flare systems have been part of the oilfield and petrochemical environment for many years, increasing regulation of emissions has resulted in a significant increase in demand for flare systems of increasingly complex design meeting new environmental regulations. Growth is primarily related, as is the case for most industries connected with oil and gas, to the price of oil and gas and new environmental regulations.

We design, manufacture, install and service flare stacks and related ignition and control devices for the onshore and offshore burning of gas compounds such as hydrogen sulfide, carbon dioxide, natural gas and liquefied petroleum gases. We produce two ignition systems for varied applications: (a) a standing jet-like pipe for minimal fuel consumption, with a patented electronic igniter; and (b) an electronic sparked ignition system. Flare tips are available in carbon steel as well as many grades of stainless steel alloys. The stacks can be free standing, guyed, or trailer mounted. The flare stack and ignition systems use a smokeless design for reduced emissions to meet or exceed government regulated clean air standards. Our product line includes solar-powered flare ignition systems and thermocouple control systems designed to detect the loss of combustion in the product stream and reignite the product stream. These products contain specially-designed combustion tips and utilize pilot flow Venturi tubes to maximize the efficient burning of waste gas with a minimal use of pilot or assist gas, thereby minimizing the impact on the environment of the residual output. Increased emphasis on "clean air" and industry emissions has had a positive effect on the flare industry. Our broad energy industry experience has allowed us to work closely with our customers to seek cost-effective solutions to their flare requirements.

During the years ended December 31, 2003 and 2002, we sold 62 and 39 flare systems, respectively, to our customers generating approximately $821,000 and $759,000 (approximately 6% and 7 % of our total consolidated revenue) in revenue, respectively.

Major Customers

During our year ended December 31, 2003 and 2002, sales to one customer, Dominion Michigan, amounted to approximately 28% and 30%, respectively, of our consolidated revenue.

Continuing Product Development

We engage in a continuing effort to improve our compressor and flare operations. Continuing development activities in this regard include new and existing product development testing and analysis, process and equipment development and testing, and product performance improvement. We also focus our activities on reducing overall costs to the customer, which include the initial capital cost for equipment, the monthly leasing cost if applicable, and the operating costs associated with such equipment, including energy consumption, maintenance costs and environmental emissions.

During our years ended December 31, 2003 and 2002, we did not spend any material amounts on research and development activities. Rather, product improvements were made as a part of our normal operating activities.

Sales and Marketing

General. We conduct our operations from four locations. These locations, with the exception of our executive offices, maintain an inventory for local customer requirements, trained service technicians, and manufacturing capabilities to provide quick delivery and service for our customers. Our sales force also operates out of these locations and focuses on communication with our customers and potential customers through frequent direct contact, technical assistance, print literature, direct mail and referrals. Our sales and marketing is performed by nine employees.

Additionally, our personnel coordinate with each other to develop relationships with customers who operate in multiple regions. Our sales personnel maintain intensive contact with our operations personnel in order to promptly respond to and address customer needs. Our overall sales efforts concentrate on demonstrating our commitment to enhancing the customer's cash flow through enhanced product design, fabrication, manufacturing, installation, customer service and support.

During the years ended December 31, 2003 and 2002, we spent approximately $46,000 and $49,000, respectively, on advertising.

Compression Activity. The compression marketing program emphasizes our ability to design and fabricate natural gas compressors in accordance with the customer's unique specifications and to provide all necessary service for such compressors.

Flare Systems Activity. The flare systems marketing program emphasizes our ability to design, manufacture, install and service flares with the updated technology.

Competition

Compression Activity. The natural gas compression business is competitive. We experience competition from companies with greater financial resources. On a regional basis, we experience competition from several smaller companies that compete directly with us. We have a number of competitors in the natural gas compression segment, but we do not have sufficient information to determine our competitive position within that group. We believe that we compete effectively on the basis of price, customer service, including the ability to place personnel in remote locations, flexibility in meeting customer needs and quality and reliability of our compressors and related services.

Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental compressors in our rental fleet increases, the number of sales, support, and maintenance personnel required and the minimum level of inventory does not increase commensurately. As a result of economies of scale, we believe that we, with a growing rental fleet, have relatively lower operating costs and higher margins than smaller companies.

Flare Systems Activity. The flare business is highly competitive. We have a number of competitors in the flare systems segment, but we do not have sufficient information to determine our competitive position within that group. We believe that we are able to compete by our offering products specifically engineered for the customer's needs.

Employees

As of December 31, 2003, we had 80 total employees of which 79 were fulltime employees. No employees are represented by a labor union.

Liability and Other Insurance Coverage

Our equipment and services are provided to customers who are subject to hazards inherent in the oil and gas industry, such as blowouts, explosions, craterings, fires, and oil spills. We maintain liability insurance that we believe is customary in the industry. We also maintain insurance with respect to our facilities. Based on our historical experience, we believe that our insurance coverage is adequate.

Government Regulation

We are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. As a result of our operations, we generate or manage hazardous wastes, such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. We currently spend a negligible amount each year to dispose of the wastes. Although we attempt to identify and address contamination before acquiring properties, and although we attempt to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by us or on or under locations where such wastes have been taken for disposal. These properties and the wastes or remedial sites where they have been released might have to be remediated at our expense.

We believe that our existing environmental control procedures are adequate and we have no current plans for substantial operating or capital expenditures relating to environmental control requirements. We believe that we are in substantial compliance with environmental laws and regulations and that the phasing in of emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse affect on our financial condition or operational results. Some risk of environmental liability and other costs are inherent in the nature of our business, however, and there can be no assurance that environmental costs will not rise. Moreover, it is possible that future developments, such as increasingly strict requirements and environmental laws and enforcement policies thereunder, could lead to material costs of environmental compliance by us. While we may be able to pass on the additional cost of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful.

Patents, Trademarks and Other Intellectual Property

We believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent, trademark, or copyright. Nevertheless, as part of our ongoing research, development and manufacturing activities, we have a policy of seeking patents when appropriate on inventions concerning new products and product improvements. We currently own two United States patents covering certain flare system technologies, which expire in May 2006 and in January 2010, respectively. We do not own any foreign patents. Although we continue to use the patented technology and consider it useful in certain applications, we do not consider these patents to be material to our business as a whole.

Suppliers and Raw Materials

With respect to our flare system and compressor operations, our raw materials used consist of cast and forged iron and steel. Such materials are generally available from a number of suppliers, and accordingly, we are not dependent on any particular supplier for these new materials. We currently do not have long-term contracts with our suppliers of raw materials, but believe our sources of raw materials are reliable and adequate for our needs. We have not experienced any significant supply problems in the past.

Certain components of our compressors are obtained primarily from four suppliers. If either one of our current major suppliers should curtail its operations or be unable to meet our needs, we would encounter delays in supplying our customers with compressors until an alternative supplier could be found. We may not be able to find acceptable alternative suppliers.

ITEM 2. DESCRIPTION OF PROPERTY

We maintain our executive offices in Midland, Texas. This facility is owned by us and is used for manufacturing, fabrication, remanufacturing, operations, testing, warehousing and storage, general and administrative functions and training.

The facility in Midland is an approximately 24,600 square foot building that provides us with sufficient space to manufacture, fabricate and test our equipment on site and has land available to expand the building when needed. Our current facilities in Midland are anticipated to provide us with sufficient space and capacity for at least the next year and thus there are no current plans to open new locations, unless they are acquired as a result of any future acquisitions.

The facilities in Lewiston, Michigan consist of a total of approximately 15,360 square feet. Approximately 9,360 square feet are used as offices and a repair shop and approximately 6,000 square feet are used for manufacturing and fabrication of compressors and storage.

The facility in Bloomfield, New Mexico is an approximately 4,000 square foot building that is leased at a current rate of $2,650 per month pursuant to a lease that terminates in May 2008. Approximately 1,000 square feet are used as office space and approximately 3,000 square feet are used for shop space.

The facility in Bridgeport, Texas is an approximately 4,500 square foot building that is leased at a current rate of $1,500 per month pursuant to a lease that terminates in August 2006. Approximately 4,000 square feet is used as office space and approximately 500 square feet is used as shop space.

We also own an approximately 4,100 square foot building in Midland that is leased at a current rate of $1,050 per month to an unaffiliated party pursuant to a lease that terminates in May 2005. This facility previously contained our executive offices and manufacturing and fabrication operations.

We believe that our properties are generally well maintained and in good condition.

ITEM 3. LEGAL PROCEEDINGS

There are no pending legal proceedings against our properties or us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit anything to a vote of our security holders during the fourth quarter of our fiscal year ended December 31, 2003.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock and warrants are quoted on the American Stock Exchange under the symbols NGS and NGS.WS, respectively. The following table sets forth for the periods indicated the high and low sales prices for our common stock and warrants as reported by the American Stock Exchange. Our common stock and warrants began trading on October 21, 2002.

	Common Stock		Warrants	
	High	Low	High	Low
Oct. 21, 2002 through Dec. 31, 2002	$4.25	$3.35	$0.90	$0.25
2003				
First Quarter	$4.30	$3.70	$0.80	$0.63
Second Quarter	$7.25	$3.65	$1.55	$0.55
Third Quarter	$6.75	$5.45	$1.65	$1.06
Fourth Quarter	$6.24	$5.25	$1.70	$1.25

As of December 31, 2003, there were approximately 25 holders of record of our common stock and 2 holders of record of our warrants. The number of holders of record does not include holders whose securities are held in street name.

We have never declared or paid any dividends on our common stock. We anticipate that, for the foreseeable future, all earnings will be retained for use in our business and no cash dividends will be paid to holders of our common stock. If we were to pay cash dividends in the future on the common stock, it would be dependent upon our:

- financial condition,
- results of operations,
- current and anticipated cash requirements,
- plans for expansion,
- restrictions, if any, under debt obligations,

as well as other factors that our board of directors deemed relevant. Our agreement with our bank contains provisions that restrict us from paying dividends on our common stock.

We have 343,654 shares of our 10% Convertible Series A Preferred Stock outstanding. Holders of that stock are entitled to cash dividends paid quarterly at a rate equal to 10% per annum or $0.325 per share annually. The 10% Convertible Series A Preferred Stock will automatically convert into our common stock at any time after April 24, 2003, if our common stock trades for 20 consecutive trading days after the six-month period at a price of $6.50 or more per share.

The following is a table with information regarding our equity compensation plans as of December 31, 2003:

Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** *(a)*	**Weighted-average exercise price of outstanding options, warrants and rights** *(b)*	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** *(c)*
Equity compensation plans approved by security holders	80,000	$3.92	70,000
Equity compensation plans not approved by security holders	-	-	-
Total	80,000	$3.92	70,000

Sales of Unregistered Securities During the Year Ended December 31, 2003

During the three months ended June 30, 2003, holders of 24,000 shares of our outstanding 10% Convertible Series A Preferred Stock converted the shares into 24,000 shares of our common stock. There was no underwriter involved in the transactions. The shares of our common stock were all issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended, because all of the persons were accredited investors and appropriate restrictive legends were place on the certificates unless the shares were sold pursuant to the provisions of Rule 144.

In June 2003 we issued 100,000 shares of our common stock to one person upon the exercise of an option that the person owned. The shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The person to whom the shares were issued had access to full information concerning us. The certificate for the shares contains a restrictive legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in this offering.

During the three months ended September 30, 2003, holders of 14,000 shares of our outstanding 10% Convertible Series A Preferred Stock converted the shares into 14,000 shares of our common stock. There was no underwriter involved in the transactions.. The shares of our common stock were all issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended, because all of the persons were accredited investors and appropriate restrictive legends were placed on the certificates unless the shares were sold pursuant to the provisions of Rule 144.

In September 2003, we issued 26,549 shares of our common stock to one person and one company upon the exercise of outstanding warrants. The shares were issued in transactions nor involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The persons to whom the shares were issued had access to full information concerning us. The certificates for the shares contain a restrictive legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these offerings.

In October 2003, we issued 3,000 shares of our common stock at $3.25 per share upon the exercise of a warrant by a holder thereof. The shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The person to whom the shares were issued had access to full information concerning us. The certificate for the shares contains a restrictive legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in the issuance of the 3,000 shares.

On December 3, 2003 and on December 31, 2003, we granted options to purchase in the aggregate 15,000 shares of our common stock and 12,500 shares of our common stock, respectively, to three employees (an option to purchase 15,000 shares) and to five of our independent directors (options to purchase an aggregate of 12,500 shares). We do not consider grants of these options to constitute sales.

On December 9, 2003, we issued 6,000 shares of our common stock at $2.00 per share upon the exercise of options by a holder thereof. The shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The person to whom the shares were issued had access to full information concerning us.

No repurchases of our securities were made by on our behalf of us or any "affiliated purchaser" as defined in Rule 10b – 18(a)(3) during the fourth quarter of the year ended December 31, 2003.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and attached notes thereto and the other financial information included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of any number of factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this Report.

Overview

We have combined the operations of our wholly-owned subsidiaries: Rotary Gas Systems, NGE Leasing and Great Lakes Compression. These entities provide products and services to the oil and gas industry and are engaged in (1) the manufacture, sale and rental of natural gas compressors to enhance the productivity of oil and gas wells, and (2) the manufacture, sale and rental of flares and flare ignition systems for plant and production facilities. We have been the parent company and provide administrative and management support and, therefore, have expenses associated with that activity. On January 1, 2004, we merged our subsidiaries into us.

We acquired the compression related assets of Great Lakes from Dominion Michigan on March 27, 2001. This acquisition significantly increased the number of compressor units that we own and service and thereby increased our revenue and operating income beginning April 1, 2001 and continuing through December 31, 2003.

Results of Operations

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31 , 2002

	Rotary Gas	NGE Leasing	Great Lakes Compression	Natural Gas Services Group	Total
Twelve Months Ended December 31, 2003					
Revenue	$ 2,884	$ 4,803	$ 5,062	$ -	$ 12,749
Gross margin	1,255	3,418	2,020	-	6,693
Selling, general and administrative expense	924	174	317	878	2,293
Depreciation	150	888	662	25	1,725
Interest expense	7	475	162	23	667
Other income (expense)	(4)	(11)	11	-	(4)
Equity in earnings from joint venture	-		-	-	-
Income before income taxes	$ 170	$ 1,870	$ 890	$ (926)	$ 2,004
Twelve Months Ended December 31, 2002					
Revenue	$ 3,298	$ 2,319	$ 4,680	$ -	$ 10,297
Gross margin	1,329	1,669	1,727	-	4,725
Selling, general and administrative expense	791	161	268	497	1,717
Depreciation	122	439	558	47	1,166
Interest expense	9	392	537	38	976
Other income (expense)	4	15	-	-	19
Equity in earnings from joint venture	-	485	-	-	485
Income before income taxes	$ 411	$ 1,177	$ 364	$ (582)	$ 1,370

Rotary Gas Systems Operations

Revenue from outside sources decreased 13% or $414,000 for the twelve months ended December 31, 2003, as compared to the same period ended December 31, 2002. Because our products are custom-built, fluctuations in revenue from outside sources are expected. This decrease was mainly the result of a reduction in the sale of compressor units to third parties.

The gross margin percentage increased from 40% for the twelve months ended December 31, 2002, to 44% for the same period ended December 31, 2003. The cost of revenue is comprised of expenses associated with service, parts and manufacturing expenses. This increase resulted mainly from a change in the product mix.

Selling, general and administrative expense increased $133,000 or 17% for the twelve months ended December 31, 2003, as compared to the same period ended December 31, 2002. This was mainly the result of the addition of new salesmen in the Farmington, New Mexico and West Texas areas.

Depreciation expense increased 23% or $28,000 for the twelve months ended December 31, 2003, as compared to the same period ended December 31, 2002. This increase was mainly due to the purchase of additional sales vehicles, shop and office equipment.

NGE Leasing Operations

Revenue from our rental of natural gas compressors increased $2,484,000 or 107% for the twelve months ended December 31, 2003, as compared to the same period in 2002. This increase is the result of units added to our rental fleet. From December 31, 2002, to December 31, 2003, we added 95 gas compressor units to our rental fleet, which included the 28 units we purchased from Hy-Bon on March 31, 2003. The revenue from the Joint Venture, which was previously accounted for using the equity method, has been consolidated beginning January 1, 2003. The profit earned on the units purchased from Hy-Bon is included in our consolidated earnings beginning April 1, 2003.

The gross margin percentage decreased from 72% for the twelve months ended December 31, 2002 to 71% for the same period ending 2003. This decrease mainly resulted from a slight increase in maintenance expenses associated with rental compressor units.

Selling, general and administrative expense increased $13,000 or 8% for the twelve months ended December 31, 2003, as compared to the same period in 2002. This was mainly the result of an increase in sales commissions from increased rental revenue.

Depreciation expense increased 102% or $449,000 for the twelve months ended December 31, 2003, as compared to the same period ended December 31, 2002. This increase was the result of new gas compressor rental units being added to the rental fleet during the period.

There was an increase in interest expense of 21% from $392,000 for the twelve months ended December 31, 2002, to $475,000 for the same period ended December 31, 2003. This is mainly as a result of an increase in bank debt used to purchase equipment for the rental fleet and service vehicles.

Great Lakes Compression

Revenue increased 8% for the twelve months ended December 31, 2003, compared to the same period in 2002. This increase resulted from a decrease in the sales of compressor units to third parties offset by increases in parts and labor sales. Because our compressor units are custom-built, fluctuations in revenue from outside sources are expected.

The gross margin percentage increased from 37% for the twelve months ended December 31, 2002 to 40% for the same period in 2003. The cost of revenue is comprised of expenses associated with the maintenance of the gas compressor rental activity, service, parts, and manufacturing expenses. This increase resulted mainly from an increase in service and parts revenues.

Selling, general and administrative expense increased by 18% or $49,000 for the twelve months ended December 31, 2003, as compared to the same period in 2002. This is mainly the result of an increase in advertising and promotional expenses.

Depreciation expense increased from $558,000 for the twelve months ended December 31, 2002, to $662,000 for the same period ended December 31, 2003. The increase is the result of equipment that was added to the rental fleet and the replacement of several service vehicles.

There was a decrease in interest expense of 70% from $537,000 for the twelve months ended December 31, 2002 to $162,000 for the twelve months ended December 31, 2003. This decrease resulted from a reduction of the debt owed to Dominion Michigan. Part of the proceeds from our initial public offering was used to reduce debt in the amount of $3,452,464 and our bank financed the remaining balance of $3,500,000 at a more favorable interest rate.

Natural Gas Services Group

Selling, general and administrative expense increased 77% from $497,000 for the twelve months ended December 31, 2002, as compared to $878,000 for the same period ended December 31, 2003. This was mainly the result of the added expense associated with being a publicly held company such as legal fees, auditor fees, underwriters and public relations fees.

Amortization and depreciation expense decreased 47% from $47,000 for the twelve months ended December 31, 2002, to $25,000 for the same period ended December 31, 2003. This mainly resulted from vehicles that were moved to our then subsidiary, Great Lakes Compression.

Interest expense decreased 39% from $38,000 for the twelve months ended December 31, 2002, to $23,000 for the same period ended December 31, 2003. This decrease resulted from a reduction in the interest rate and from bank notes for vehicles moved to our then subsidiary.

Provision for income tax is accounted for on a consolidated basis. Therefore, the tax for all companies is included in the provision for income tax for us. Income tax expense increased $113,000, or 19%, primarily due to the increase in net taxable income.

Critical Accounting Policies and Practices

We have identified the policies below as critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our critical accounting policies are as follows:

- revenue recognition;
- estimating the allowance for doubtful accounts;
- accounting for income taxes;
- valuation of long-lived and intangible assets and goodwill; and
- valuation of inventory

Revenue recognition

We recognize revenue from sales of compressors or flare systems at the time of shipment and passage of title when collectability is reasonably assured. We also offer certain of our customers the right to return products that do not function properly within a limited time after delivery. We continuously monitor and track such product returns and we record a provision for the estimated amount of such future returns, based on historical experience and any notification we receive of pending returns. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse impact on our operating results for the period or periods in which such returns occur.

When product is billed to customers based on contractual agreements, but has not yet been shipped, payments are recorded as deferred revenue, pending shipment.

Rental and lease revenue are recognized over the terms of the respective lease agreements based upon the classification of the lease.

Service and maintenance revenue is recognized as the service is provided or over the term of the agreement, as applicable.

Allowance for doubtful accounts receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since 38% of our accounts receivable are concentrated in approximately two customers at December 31, 2003, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivables and our future operating results.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our Federal income taxes as well as income taxes in each of the states in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not probable, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense in the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Valuation of long-lived and intangible assets and goodwill

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends;

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

In 2002, Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we ceased to amortize approximately $2.6 million of goodwill as of January 1, 2002. In lieu of amortization, we are required to perform an annual impairment review of our goodwill. Based upon valuations in July 2002 and June 2003, of our reporting units with goodwill, we did not record an impairment charge during either year.

Inventories

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

Recently Issued Accounting Pronouncements

In December 2002, the FASB issued Statement of Financial Accounting Standards No.148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement 123*, or FAS 148. For entities that change their accounting for stock-based compensation from the intrinsic method to the fair value method under FAS 123, the fair value method is to be applied prospectively to those awards granted after the beginning of the period of adoption, the prospective method. The amendment permits two additional transition methods for adoption of the fair value method. In addition to the prospective method, the entity can choose to either (i) restate all periods presented, retroactive restatement method, or (ii) recognize compensation cost from the beginning of the fiscal year of adoption as if the fair value method had been used to account for awards, modified prospective method. For fiscal years beginning December 15, 2003, the prospective method will no longer be allowed. We currently account for stock-based compensation using the intrinsic value method as proscribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and plan on continuing using this method to account for stock options; therefore, we do not intend to adopt the transition requirements as specified in FAS 148. We adopted the disclosure requirements of FAS 148 as of December 31, 2002.

In June 2003, the FASB approved SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the Company's third quarter of fiscal 2003. Implementation of SFAS 150 did not affect the Company's financial position.

Seasonality and Economic Conditions

Our sales are affected by the timing of planned development and construction projects by energy industry customers.

We do not believe that inflation had a material impact upon our results of operations during the year ended December 31, 2003, or during the year ended December 31, 2002.

Liquidity and Capital Resources

We have funded our operations through public and private offerings of our common and preferred stock, subordinated debt, and bank debt. At December 31, 2003, we had cash and cash equivalents of approximately $176,000, a working capital deficit of approximately $288,000 and debt of approximately $9,014,000 of which approximately $2,364,000 was classified as current. We had approximately $3,024,000 of net cash flow from operating activities during the twelve months ending December 31, 2003. This was primarily from net income of approximately $1,307,000 plus depreciation and amortization of approximately $1,726,000 and increases in deferred taxes of approximately $672,000, and decrease in accounts receivable of approximately $391,000.

Market Risk

We significantly rely upon debt financing provided by various financial institutions. Most of these instruments contain interest provisions that are at least a percentage point above the published prime rate. This creates a vulnerability to us relative to the movement of the prime rate. Should the prime rate increase, our cost of funds will increase and affect our ability to obtain additional debt. We have not engaged in any hedging activities to offset such risks.

Risk Factors

You should carefully consider the following risks. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial may also impair our business.

If any of the events described in the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading prices of our common stock or warrants could decline and you could lose all or part of your investment.

Our current debt is large and may negatively impact our current and future financial stability.

As of December 31, 2003 we had an aggregate of approximately $9,014,000 of outstanding indebtedness not including accounts payable and accrued expenses of approximately $1,071,000. As a result of our significant indebtedness, we might not have the ability to incur any substantial additional indebtedness. The level of our indebtedness could have several important effects on our future operations, including:

- our ability to obtain additional financing for working capital, acquisitions, capital expenditures and other purposes may be limited;
- a significant portion of our cash flow from operations may be dedicated to the payment of principal and interest on our debt, thereby reducing funds available for other purposes; and
- our significant leverage could make us more vulnerable to economic downturns.

If we are unable to service our debt, we will likely be forced to take remedial steps that are contrary to our business plan.

As of December 31, 2003, our debt service requirements on a monthly, quarterly and annual basis were approximately $223,000, $670,000, and $2,681,000, respectively. It is possible that our business will not generate sufficient cash flow from operations to meet our debt service requirements and the payment of principal when due. If this were to occur, we may be forced to:

- sell assets at disadvantageous prices;
- obtain additional financing; or

- refinance all or a portion of our indebtedness on terms that may be very unfavorable to us.

Our current bank loan contains covenants that limit our operating and financial flexibility and, if breached, could expose us to severe remedial provisions.

Under the terms of the bank loan, we must:

- comply with a debt to asset ratio;
- maintain minimum levels of tangible net worth;
- not exceed specified levels of debt;
- comply with a cash flow to fixed charges ratio;
- comply with a debt to net worth ratio; and
- not incur additional debt over a specified amount.

Our ability to meet the financial ratios and tests under our bank loan can be affected by events beyond our control, and we may not be able to satisfy those ratios and tests. A breach under either could permit the bank to accelerate the debt so that it is immediately due and payable. No further borrowings would be available under the credit facility. If we were unable to repay the debt, the bank could proceed against our assets.

Approximately 70% of our compressor leases are leased for terms of six months or less that, if terminated, would adversely impact our revenue and our ability to recover our initial equipment costs.

Approximately 70% of our compressor leases are for terms of up to six months. There is a possibility that these leases could be terminated by lessees within short periods of time and that we may not be able to recover the cost of the compressor for which a lease is terminated.

The anticipated revenue from the affiliate of Dominion Michigan cannot be guaranteed.

In connection with our acquisition of the compression related assets of Dominion Michigan, an affiliate of Dominion Michigan committed to purchase compressors from us or enter into five year leases of compressors with us totaling five-thousand horsepower. If, for any reason, the affiliate does not fulfill this obligation to any material extent, our cash flow will be significantly reduced and we may not be able to pay the principal or interest on our debt as it becomes due.

We rely on one customer for a significant amount of our business and the loss of this customer could adversely affect our operating results and lower the price of our common stock

During the years ended December 2003 and 2002, Dominion Exploration & Production, Inc. accounted for approximately 28% and 30% of our consolidated revenue, respectively. The loss of Dominion Exploration as a customer could cause our operating results to fall below market analysts' expectations and lower the price of our common stock.

We are dependent on a few suppliers for some of our compressor components and the loss of one of these suppliers could cause a delay in the manufacturing of our compressors and reduce our revenue.

We currently obtain approximately 23% of our compressor components from two suppliers. We order from these suppliers as needed and we have no long-term contracts with any of these suppliers. If any of these of these suppliers should curtail its operations or be unable to meet our needs, we would encounter delays in supplying our customers with compressors until an alternative supplier, if any, could be found. Such delays in our manufacturing process could reduce our revenue and negatively impact our relationships with customers.

Decreased oil and gas industry expenditure levels would adversely affect our revenue.

Our revenue is derived from expenditures in the oil and gas industry which, in turn, are based on budgets to explore for, develop and produce oil and natural gas. If these expenditures decline, our revenue will suffer. The industry's willingness to explore, develop and produce depends largely upon the prevailing view of future oil and gas prices. Many factors affect the supply and demand for oil and gas and, therefore, influence product prices including:

- the level of oil and gas production;
- the levels of oil and gas inventories;
- the expected cost of developing new reserves;
- the cost of producing oil and gas;
- the level of drilling activity;
- inclement weather;
- worldwide economic activity;
- regulatory and other federal and state requirements in the United States;
- the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;
- terrorist activities in the United States and elsewhere;

- the cost of developing alternate energy sources;
- environmental regulation; and
- tax policies.

If the demand for oil and gas decreases, then demand for our compressors likely will decrease.

The intense competition in our industry could result in reduced profitability and loss of market share for us.

We sell or lease our products and sell our services in competitive markets. In most of our business segments, we compete with the oil and gas industry's largest equipment and service providers who have greater name recognition than we do. These companies also have substantially greater financial resources, larger operations and greater budgets for marketing, research and development than we do. They may be better able to compete in making equipment available quickly and more efficiently, meeting delivery schedules or reducing prices. As a result, we could lose customers and market share to those competitors. These companies may also be better positioned than us to successfully endure down turns in the oil and gas industry.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better prices, features, performance or other competitive characteristics than our products and services. Competitive pressures or other factors also may result in significant price competition that could harm our revenue and our business.

We might be unable to employ adequate technical personnel, which could hamper our plans for expansion or increase our costs.

Many of the compressors that we sell or lease are technically complex and often must perform in harsh conditions. We believe that our success depends upon our ability to employ and retain a sufficient number of technical personnel who have the ability to design, utilize, enhance and maintain these compressors. Our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force or cause an increase in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our operations and growth potential could be impaired.

If we do not develop, produce and commercialize new competitive technologies and products, our revenue may decline.

The markets for natural gas compressor products and services and for flare systems, ignition systems and components for plant and production facilities are characterized by continual technological developments. As a result, substantial improvements in the scope and quality of product function and performance can occur over a short period of time. If we are not able to develop commercially competitive products in a timely manner in response to changes in technology, our business and revenue may be adversely affected.

We may encounter financial constraints or technical or other difficulties that could delay introduction of new products and services in the future. Our competitors may introduce new products before we do and achieve a competitive advantage.

Additionally, the time and expense invested in product development may not result in commercial applications that provide revenue. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand.

We are subject to extensive environmental laws and regulations that could require us to take costly compliance actions that could harm our financial condition.

Our manufacturing and maintenance operations are significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. In these operations, we generate and manage hazardous wastes such as solvents, thinner, waste paint, waste oil, washdown wastes, and sandblast material. We attempt to use generally accepted operating and disposal practices and, with respect to acquisitions, will attempt to identify and assess whether there is any environmental risk before completing an acquisition. Based on the nature of the industry, however, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by us or on or under other locations where such wastes have been taken for disposal. The waste on these properties may be subject to federal or state environmental laws that could require us to remove the wastes or remediate sites where they have been released. We could be exposed to liability for cleanup costs, natural resource and other damages as a result of our conduct or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could harm our operations and financial condition, including the:

- issuance of administrative, civil and criminal penalties;
- denial or revocation of permits or other authorizations;
- reduction or cessation in operations; and

- performance of site investigatory, remedial or other corrective actions.

We could be subject to substantial liability claims that could harm our financial condition.

Our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations.

While we maintain insurance coverage, we face the following risks under our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;

- we may be faced with types of liabilities that will not be covered by our insurance, such as damages from significant product liabilities and from environmental contamination;

- the dollar amount of any liabilities may exceed our policy limits; and

- we do not maintain coverage against the risk of interruption of our business.

Any claims made under our policy will likely cause our premiums to increase. Any future damages caused by our products or services that are not covered by insurance, are in excess of policy limits or are subject to substantial deductibles, would reduce our earnings and our cash available for operations.

Liability to customers under warranties may materially and adversely affect our earnings.

We provide warranties as to the proper operation and conformance to specifications of the equipment we manufacture. Our equipment is complex and often deployed in harsh environments. Failure of this equipment to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be materially and adversely affected.

Loss of key members of our management could adversely affect our business while we attempt to find their replacements.

We depend on the continued employment and performance of Wallace C. Sparkman, our interim President since the death of Wayne Vinson, Earl R. Wait, our Treasurer and Chief Financial Officer, and other key members of our management. If any of our key managers resigns or becomes unable to continue in his present role and is not adequately replaced, our business operations could be materially adversely affected.

We are reliant on our current customers for future cash flows and the loss of one or more of our current customers could adversely affect our results of operations.

Our business is dependent not only on securing new customers but also on maintaining current customers. Dominion Exploration & Production, Inc., an affiliate of Dominion Resources, Inc., accounted for approximately 28% and approximately 35% of our consolidated revenue during the year ended December 31, 2003 and the year ended December 31, 2002, respectively. The loss of one or more of our significant customers would have an adverse effect on our revenue and results of operations.

Provisions contained in our governing documents could hinder a change in our control.

Our articles of incorporation and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock and warrants. Our articles of incorporation and bylaws provide that:

- directors will be elected for three-year terms, with approximately one-third of the board of directors standing for election each year;
- cumulative voting is not allowed which limits the ability of minority shareholders to elect any directors;
- the unanimous vote of the board of directors or the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares entitled to vote in the election of directors is required to change the size of the board of directors; and
- directors may only be removed for cause by holders of not less than 80% of the votes entitled to be cast on the matter.

Our board of directors has the authority to issue up to five million shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our shareholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. In addition, preferred stock could be used in connection with the board of director's adoption of a shareholders' rights plan (also known as a poison pill), which would make it much more difficult to effect a change in control of our company through acquiring or controlling blocks of stock. Also, after completion of this offering, our directors and officers as a group will continue to beneficially own stock. Although this is not a majority of our stock, it confers substantial voting power in the election of directors and management of our company. This would make it difficult for other minority shareholders, such as the investors in this offering, to effect a change in control or otherwise extend any significant control over the management of our company. This may adversely affect the market price and interfere with the voting and other rights of our common stock.

If our common stock does not trade for a certain price per share, our preferred stock will not automatically convert into our common stock.

Our currently outstanding 343,654 shares of 10% Convertible Series A Preferred Stock will automatically convert into shares of our common stock if our common stock trades at or above $6.50 per share for 20 consecutive trading days. Until such event occurs, we will be required to:

- continue to pay the preferred stock dividend;
- permit the preferred stock holders to vote as a separate class where required by Colorado law; and
- pay the holders of preferred stock a preference upon our liquidation.

The same consequences would likely result from any additional preferred stock that our board of directors may authorize for issuance in the future, as well as additional rights and preferences that could be included in the terms of the preferred stock. As of February 29, 2004, our common stock has not traded at the required threshold in order to trigger the automatic conversion of the preferred stock.

We will have a comparatively low number of shares of common stock and warrants outstanding and, therefore, our common stock and warrants may suffer from limited liquidity and their prices will likely be volatile and their value may be adversely affected.

Because the number of freely transferable shares of our common stock and number of our warrants will be low, the trading prices of our common stock and warrants will likely be subject to significant price fluctuations and limited liquidity. This may adversely affect the value of your investment. In addition, our common stock and warrants could be subject to fluctuations in response to variations in quarterly operating results, changes in management, future announcements concerning us, general trends in the industry and other events or factors as well as those described above.

We must evaluate our intangible assets annually for impairment.

Our intangible assets are recorded at cost less accumulated amortization and consist of goodwill and patent costs. Through December 31, 2001, goodwill was amortized using the straight-line method over 15 years and patent costs were amortized over 13 to 15 years.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." FAS 142 provides that: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. In the event that we determine our intangible assets with indefinite lives have been impaired, we must record a write-down of those assets on our statement of operations during the period of impairment. Our determination of impairment will be based on various factors, including any of the following factors, if they materialize:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

We adopted FAS 142 as of January 1, 2002. Based on an independent valuation in July 2002 and June 2003 of our reporting units with goodwill, adoption of FAS 142 did not have a material adverse effect on us in 2002 or 2003. In the future it could result in impairments of our intangible assets or goodwill. We expect to continue to amortize our intangible assets with finite lives over the same time periods as previously used, and we will test our intangible assets with indefinite lives for impairment at least once each year. In addition, we are required to assess the consumptive life, or longevity, of our intangible assets with finite lives and adjust their amortization periods accordingly. Our net intangible assets were recorded on our balance sheet at approximately $2,704,000 as of December 31, 2003, and we expect the carrying value of net intangible assets will increase significantly if we acquire additional businesses. Any impairments in future periods of those assets, or a reduction in their consumptive lives, could materially and adversely affect our statement of operations and financial position.

Item 7. FINANCIAL STATEMENTS

See Financial Statements beginning on page F-1.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We did not change our principal independent accountant for the years ended December 31, 2003 or December 31, 2002.

Item 8A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our chief executive officer and our principal accounting officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2003. They have concluded that these disclosure controls provide reasonable assurance that we can collect process and disclose, within the time periods specified in the Commission's rules and forms, the information required to be disclosed in our periodic Exchange Act reports.

There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their most recent evaluation.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Executive Officers and Directors

The table below contains information about our executive officers and directors:

Name	Age	Position
Wallace O. Sellers(1)(2)(3)	74	Director, Chairman
Wallace C. Sparkman(5)	73	Director, Interim President and Chief Executive Officer
Charles G. Curtis(1)(2) (3)	71	Director
William F. Hughes, Jr. (1)(2) (3)	51	Director
Gene A. Strasheim(1)(2)(3)(4)	62	Director
Richard L. Yadon(1)(2)(3)	45	Director
Earl R. Wait	60	Chief Financial Officer and Treasurer
Ronald D. Bingham	59	Vice President
S. Craig Rogers	41	Vice President
Scott W. Sparkman(5)	42	Secretary

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(1) Member of our audit committee
(2) Member of our compensation committee
(3) Member of our nominating committee
(4) Gene A. Strasheim has been determined by our Board of Directors to be the financial expert on our audit committee. Mr. Strasheim is independent as that term is used in Item 7 (d)(3)(iv) of Schedule A of the Exchange Act.
(5) Wallace C. Sparkman is the father of Scott W. Sparkman.

The Board of Directors has been divided into three classes with directors serving staggered three-year terms. With respect to the existing Board of Directors, the terms of Messrs. Hughes (who replaced James T. Grigsby on the Board of Directors), Sparkman (who replaced Scott W. Sparkman on the Board of Directors), and Yadon will expire in 2004 and the terms of Messrs. Curtis, Sellers and Strasheim will expire in 2005. All officers serve at the discretion of the Board of Directors.

The following sets forth biographical information for at least the past five years for our directors and executive officers.

Wallace O. Sellers is one of our founders and has served as a director and the Chairman of our Board of Directors since December 17, 1998. Mr. Sellers was the Chairman of the Board of Directors of Great Lakes Compression from February 2001 to December 31, 2003. Although Mr. Sellers retired in December 1994, he served as Vice-Chairman of the Board and Chairman of the Executive Committee of Enhance Financial Services, Inc., a financial guaranty reinsurer, from January 1995 to 2001. From November 1986 to December 1991 he was President and Chief Executive Officer of

Enhance. From 1951 to 1986 Mr. Sellers was employed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banker, in various capacities, including Director of the Municipal and Corporate Bond Division and Director of the Securities Research Division. Immediately prior to his retirement from Merrill Lynch, he served as Senior Vice President and Director of Strategic Development. Mr. Sellers received a BA degree from the University of New Mexico, an MA degree from New York University and attended the Advanced Management Program at Harvard University. Mr. Sellers is a Chartered Financial Analyst.

Wallace C. Sparkman is one of our founders and has served as a director since 2003. He was appointed Interim President and Chief Executive Officer following the death of Wayne Vinson in March 2004 until our Board of Directors appoints a new President and Chief Executive Officer. Mr. Sparkman was the President of NGE from July 2001 to December 31, 2003, a director of NGE from February 1996 to December 31, 2003, and the President of Rotary (and its predecessor, Flare King) from April 1993 to April 1997. Mr. Sparkman served as our President from May 2000 to July 2001 and as the President of Great Lakes Compression from February 2001 to July 2001. Mr. Sparkman was Vice President of NGE from February 1996 to November 1999. From December 1998 to 2003, Mr. Sparkman was a consultant to our Board of Directors. From 1985 to 1998, Mr. Sparkman acted as a management consultant to various entities and acted as a principal in forming several privately-owned companies. Mr. Sparkman was a co-founder of Sparkman Energy Corporation, a natural gas gathering and transmission company, in 1979 and served as its Chairman of the Board, President and Chief Executive Officer until 1985 when ownership control changed. From 1968 to 1979, Mr. Sparkman held various executive positions and served as a director of Tejas Gas Corporation, a natural gas gathering and transmission company. At the time of his resignation from Tejas Gas Corporation in 1979, Mr. Sparkman was President and Chief Executive Officer. Mr. Sparkman has more than 34 years of experience in the energy service industry.

Charles G. Curtis has been one of our directors since April 2001. Since 1992, Mr. Curtis has been the President and Chief Executive Officer of Curtis One, Inc. d/b/a/ Roll Stair, a manufacturer of aluminum and steel mobile stools and mobile ladders. From 1988 to 1992, Mr. Curtis was the President and Chief Executive Officer of Cramer, Inc. a manufacturer of office furniture. Mr. Curtis has a B.S. degree from the United States Naval Academy and a MSAE degree from the University of Southern California.

William F. Hughes, Jr. has been one of our directors since December 2003. Since 1983, Mr. Hughes has been co-owner of The Whole Wheatery, LLC, a natural foods store located in Lancaster, California. Mr. Hughes holds a Bachelor of Science degree in Civil Engineering from the U.S. Air Force Academy and a Masters of Science in Engineering from UCLA.

Gene A. Strasheim has served as one of our directors since 2003. Since 2001, Mr. Strasheim has been a financial consultant to Skyline Electronics/Products, a manufacturer of circuit boards and large remotely controlled digital interstate highway signs. From 1992 to 2001, Mr. Strasheim was the Chief Financial Officer of Skyline

Electronics/Products. From 1985 to 1992, Mr. Strasheim was the Vice President-Finance and Treasurer of CF&I Steel Corporation. Prior to that, Mr. Strasheim was the Vice President-Finance for two companies and was a partner with Deloitte Haskins & Sells, a large accounting firm. Mr. Strasheim practiced as a Certified Public Accountant in three states and has a BS degree from the University of Wyoming.

Richard L. Yadon has served as one of our directors since 2003. Mr. Yadon is one of the original founders of Rotary and served as advisor to Natural Gas' Board of Directors from June 2002 to June 2003. Since 1981, Mr. Yadon has owned and operated Yadeco Pipe & Equipment and since December 1994, has co-owned and presided as President of Midland Pipe & Equipment, Inc. Both companies are directly related to drilling and completion of oil and gas wells in Texas, New Mexico, Louisiana and Oklahoma. Since 1981, he has owned Yadon Properties, which owns and operates real estate in Midland, Texas. Mr. Yadon has 22 years of experience in the energy service industry.

Earl R. Wait has served as our Chief Financial Officer since May 2000 and our Treasurer since 1998. Mr. Wait was our Chief Accounting Officer from 1998 to May 2000. Mr. Wait was the Chief Financial Officer and Secretary/Treasurer of Flare King and then Rotary from April 1993 to December 31, 2003, the Controller and Assistant Secretary/Treasurer for Hi-Tech from 1994 to 1999, a director of NGE and Rotary from July 1999 to April 2001 and the Chief Accounting Officer and Treasurer of Great Lakes Compression from February 2001 to December 31, 2003. Mr. Wait is a certified public accountant with an MBA in management and has more than 25 years of experience in the energy industry.

Ronald D. Bingham has served as one of our Vice Presidents since December 2003 and was the President of Great Lakes Compression from 2001 to December 31, 2003. From March 2001 to July 2001, Mr. Bingham was the General Manager of Great Lakes Compression. From January 1989 to March 2001, Mr. Bingham was the District Manager for Waukesha Pearce Industries, Inc., a distributor of Waukesha natural gas engines. Mr. Bingham is a member of the Michigan Oil and Gas Association and received a bachelors degree in Graphic Arts from Sam Houston State University.

S. Craig Rogers has served as one of our Vice Presidents since June 2003. He served as Operations Manager for Rotary from 1995 to December 31, 2003, and Vice President of Rotary from April 2002 to December 31, 2003. From March 1987 to January 1995, Mr. Rogers was the Shop Manager for CSI, a major manufacturer of natural gas compressors.

Scott W. Sparkman has served as our Secretary since December 1998. Mr. Sparkman was Executive Vice-President of NGE from July 2001 to December 31, 2003, was a director of NGE from December 1998 to December 31, 2003, was Secretary and Treasurer of NGE from March 1999 to December 31, 2003 and was the Secretary of Great Lakes Compression from February 2001 to December 31, 2003. Mr. Sparkman was one of our directors from 1998 to 2003. Mr. Sparkman served as the President of NGE from December 1998 to July 2001. From May 1997 to July 1998, Mr. Sparkman served as Project Manager and Comptroller for Business Development Strategies, Inc., a designer of internet websites. Mr. Sparkman pursued personal business interests from May 1996 to May 1997. From February 1991 to May 1996, Mr. Sparkman served as Vice President and Director, later as President and Director, of Diamond S Safety Services, Inc., a seller and servicer of hydrogen sulfide monitoring equipment. Mr. Sparkman received a BBA degree from Texas A&M University

All of the officers devote substantially all of their working time to our business.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than 10% of our outstanding common stock to file reports of beneficial ownership with the Securities and Exchange Commission and to furnish us with copies of the reports.

Based solely on a review of the Forms 3, 4 and 5 and amendments thereto furnished to us for 2003 no persons who were either one of our directors or officers or who beneficially owned more than 10% of our common stock failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 except:

- Ronald D. Bingham was late in filing his Form 3;
- S. Craig Rogers was late in filing his Form 3;
- Charles G. Curtis was late in filing a Form 4 to report two acquisitions of warrants, was late in filing a Form 4 to report the grant of a nonqualified option to him which Charles G. Curtis reported on a Form 5 and filed amendments to Forms 4 he previously filed;
- William F. Hughes, Jr. was late in filing a Form 4 to report the grant of a nonqualified option to him which William F. Hughes reported on a Form 5;
- Wallace O. Sellers was late in filing a Form 4 to report two transactions and was late in filing a Form 4 to report the grant of a nonqualified option to him which Wallace O. Sellers reported on a Form 5;
- Gene A. Strasheim was late in filing a Form 4 to report the grant of a nonqualified option to him which Gene A. Strasheim reported on a Form 5; and
- Richard L. Yadon was late in filing a Form 4 to repot the grant of a nonqualified option to him which Richard L. Yadon reported on a Form 5.

Code of Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics ("Code"), which we intend to post on our web site located at www.ngsgi.com. You may also obtain a copy of our Code by requesting a copy in writing at 2911 SCR 1260, Midland, TX 79706 or by calling us at (432) 563-3974.

Our Code provides general statements of our expectations regarding ethical standards that we expect our directors, officers and employees to adhere to while acting on our behalf. Among other things, the Code provides that:

- We will comply with all laws, rules and regulations;
- Our directors, officers and employees are to avoid conflicts of interest and are prohibited from competing with us or personally exploiting our corporate opportunities;
- Our directors, officers and employees are to protect our assets and maintain our confidentiality;
- We are committed to promoting values of integrity and fair dealing; and
- We are committed to accurately maintaining our accounting records under generally accepted accounting principles and timely filing our periodic reports.

Our Code also contains procedures for our employees to report, anonymously or otherwise, violations of the Code.

ITEM 10. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth information regarding the compensation paid during the years ended December 31, 2003, 2002 and 2001 by us to Wayne L. Vinson, Earl R. Wait and Craig Rogers our only officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2003.

	Annual Compensation			Long-Term Compensation Awards
Name Principal Position	Year	Salary	Bonus	Securities Underlying Options
Wayne L. Vinson	2003	$ 120,000[1]	$ 48,000	-0-
Executive Vice President	2002	$ 120,000[1]	$ 39,452	-0-[2]
until 7/25/01	2001	$ 102,692[1]	$ 25,583	-0-
President from7/25/01 until 3/15/04				
Earl R. Wait	2003	$ 90,000	$ 41,256	-0-
Chief Financial Officer	2002	$ 90,000	$ 29,589	15,000
	2001	$ 85,385	$ 23,164	-0-

S. Craig Rogers	2003	$ 88,500	$ 37,669	-0-
Vice President	2002	$ 80,000	$ 26,301	12,000
Since June 2003	2001	$ 64,615	$ 20,957	-0-

(1) Does not include any compensation paid to the wife of Wayne L. Vinson for her services as our accounts payable and payroll clerk for 2003, 2002 and 2001, respectively.

(2) CAV-RDV, Ltd., a Texas limited partnership for the benefit of the children of Wayne L. Vinson, was issued a five year warrant to purchase 15,756 shares of our common stock at $2.50 per share in consideration for CAV-RDV, Ltd. guaranteeing a portion of our debt. The children are eighteen years old or older and Mr. Vinson was not a partner in CAV-RDV, Ltd. and disclaimed beneficial ownership of the warrants.

We have established a bonus program for our officers. At the end of each of our fiscal years, our Board of Directors reviews our operating history and determines whether or not any bonuses should be paid to our officers. If so, the Board of Directors determines what amount should be paid to our officers. The Board of Directors may discontinue the bonus program at any time.

Option Grants in Last Fiscal Year

We did not grant any options to Wayne L. Vinson, Earl R. Wait or S. Craig Rogers, our officers whose combined salary and bonuses exceeded $100,000 during our year ended December 31, 2003.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information pertaining to option exercises by, and fiscal year end option values of options held by, Wayne L. Vinson, Earl R. Wait, and S. Craig Rogers, our only executive officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2003:

			Fiscal Year End Option Values	
Name	Shares Acquired On Exercise	Value Received	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable
Wayne L. Vinson	0	0	0/0	0/0
Earl R. Wait	0	0	10,000/15,000	$23,000/$34,500
S. Craig Rogers	0	0	8,000/12,000	$18,400/$27,600

Compensation of Directors

Our directors who are not employees are paid $1,000 per quarter and at December 31 of each year are issued a five year option to purchase 2,500 shares of our common stock at the then market value. On December 31, 2003, we granted an option to each of our five non-employee directors to purchase 2,500 shares of our common stock at $5.55 per share. We also reimburse our directors for accountable expenses incurred on our behalf.

1998 Stock Option Plan

We have adopted the 1998 Stock Option Plan, which provides for the issuance of options to purchase up to 150,000 shares of our common stock. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants and to promote the success of our business. The plan is administered by the Board of Directors or a compensation committee consisting of two or more non-employee directors, if appointed. At its discretion, the administrator of the plan may determine the persons to whom options may be granted and the terms upon which such options will be granted. In addition, the administrator of the plan may interpret the plan and may adopt, amend and rescind rules and regulations for its administration. The following options to purchase our common stock have been granted under the plan and are outstanding:

- 12,000 shares at an exercise price of $2.00 per share,
- 33,000 shares at an exercise price of $3.25 per share,
- 7,500 shares at an exercise price of $3.88 per share, and
- 18,500 shares at an exercise price of $5.55 per share.

Limitations on Directors' and Officers' Liability

Our Articles of Incorporation provide our officers and directors with certain limitations on liability to us or any of our shareholders for damages for breach of fiduciary duty as a director or officer involving certain acts or omissions of any such director or officer.

This limitation on liability may have the effect of reducing the likelihood of derivative litigation against directors and officers and may discourage or deter shareholders or management from bringing a lawsuit against directors and officers for breach of their duty of care even though such an action, if successful, might otherwise have benefited our shareholders and us.

Our Articles of Incorporation and bylaws provide certain indemnification privileges to our directors, employees, agents and officers against liabilities incurred in legal proceedings. Also, our directors, employees, agents or officers who are successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, are entitled to receive indemnification against expenses, including attorneys' fees, incurred in connection with the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being or may be sought, and we are not aware of any other pending or threatened litigation that may result in claims for indemnification by any of our directors, officers, employees or agents.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 18, 2004, the beneficial ownership of our common stock and our 10% convertible series preferred stock: (i) by each of our directors and executive officers; (ii) by all of our executive officers and directors as a group; and (iii) by all persons known by us to beneficially own more than five percent of our common stock and benefically own more than five percent of our 10% convertible series preferred stock.

Name and Address	Shares of Common Stock Beneficially Owned	Percent Beneficially Owned	Shares of Convertible Series A Preferred Stock Beneficially Owned	Percent Beneficially Owned
Wallace O. and Naudain Sellers P.O. Box 106 6539 Upper York Road Solebury, PA 18963-0106	700,659[(1)]	14%	-0-	-0-
Charles G. Curtis 1 Penrose Lane Colorado Springs, CO 80906	68,000[(2)]	1.3%	18,000	5.2%
William F. Hughes 42921 Normandy Lane Lancaster, CA 93536	244,500[(3)]	4.8%	12,000	3.5%
Wallace C. Sparkman 4906 Oakwood Court Midland, TX 79707	167,691[(4)]	3.3%	-0-	-0-

Gene A. Strasheim 165 Huntington Place Colorado Springs, CO 80906	2,500	.05%	-0-	-0-
Richard L. Yadon P.O. Box 8715 Midland, TX 79708-8715	296,683(5)	5.9%	-0-	-0-
S. Craig Rogers 14732 Bluestem Ave Gardendale, TX 79758	14,250(6)	.3%	-0-	-0-
Earl R. Wait 109 Seco Portland, TX 78374	75,000(7)	1.5%	-0-	-0-
Scott W. Sparkman 1604 Ventura Avenue Midland, TX 79705	516,467(8)	10.2%	-0-	-0-
All directors and executive officers as a group (nine persons)	2,085,750(9)	39.5%	30,000	8.7%
CAV-RDV, Ltd. 1541 Shannon Drive Lewisville, TX 75077	488,128(10)	9.7%	-0-	-0-
RWG Investments LLC 5980 Wildwood Drive Rapid City, SD 57902	424,000(11)	8.3%	12,000	3.5%

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(1) Includes 238,720 shares of common stock owned by the Wallace Sellers, July 11, 2002 GRAT, warrants to purchase 21,936 shares of common stock, 9,032 shares of common stock and 5,000 shares of common stock at $ 2.50 per share, at $3.25 per share and at $6.25 per share, respectively, owned by Wallace Sellers, options to purchase 2,500 shares of common stock at $3.88 per share and 2,500 shares of common stock at $5.55 per share, respectively, owned by Wallace Sellers, 95,971 shares of common stock owned by Naudain Sellers, and 238,720 shares of common stock owned by the Naudain Sellers, July 11, 2002 GRAT. Wallace and Naudain Sellers are husband and wife. Wallace Sellers is the trustee of his wife's trust and his wife is the trustee of his trust. The beneficiaries of the trusts are two trusts. The beneficiaries of one trust are Naudain Sellers and their three children and the beneficiaries of the other trust are their three children.

(2) Represents warrants to purchase 40,000 shares of common stock at $3.25 per share, options to purchase 2,500 shares of common stock at $3.88 per share and 2,500 shares of common stock at $5.55 per share, respectively, and 18,000 shares of common stock which may be obtained upon conversion of shares of our 10% Convertible Series A Preferred Stock.

(3) Includes 168,500 shares of common stock owned by the William and Cheryl Hughes Family Trust, a warrant to purchase 60,000 shares of common stock at $3.25 per share, on option to purchase 2,500 shares of common stock at $5.55 per share and 12,000 shares of common stock which may be obtained upon conversion of shares of our 10% Convertible Series A Preferred Stock.

(4) Includes 105,691 shares owned by Diamente Investments, LLP, a Texas limited partnership of which Mr. Sparkman is a general and limited partner.

(5) Includes warrants to purchase 14,683 shares of common stock at $2.50 per share and an option to purchase 2,500 shares if common stock at $5.55 per share.

(6) Includes warrants to purchase 1,125 shares of common stock at $6.25 per share and an option to purchase 12,000 shares of common stock at $3.25 per share that began to vest in April 2003.
(7) Includes an option to purchase 15,000 shares of common stock at $3.25 per share that began to vest in April 2003.
(8) Includes 20,000 shares of common stock owned by Scott W. Sparkman and 475,000 shares of common stock and warrants to purchase 21,467 shares of common stock at $2.50 per share owned by Diamond S DGT, a trust for which Mr. Sparkman is a co-trustee and co-beneficiary with his sister.
(9) Includes the shares of common stock set forth in (1) through (10) above issuable upon the exercise of options and warrants and the conversion of shares of our 10% Convertible Series A Preferred Stock.
(10) Includes warrants to purchase 15,756 shares of common stock at $2.50 per share and 2,122 shares of common stock at $3.25 per share, respectively. CAV-RDV is a Texas Limited Partnership for the benefit of Ryan and Candice Vinson.
(11) Includes warrants to purchase 32,000 shares of common stock at $3.25 per share, warrants to purchase 15,000 shares of common stock at $6.25 per share and 12,000 shares of common stock which may be obtained upon conversion of shares of our 10% Convertible Series A Preferred Stock. RWG Investments LLC is a limited liability company the beneficial owner of which is Roland W. Gentner, 5980 Wildwood Drive, Rapid City, South Dakota 57902.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2002, we issued five year warrants to purchase shares of our common stock at $3.25 per share to the following persons for guaranteeing our restructured bank debt indicated:

Name	Number of Shares Underlying Warrants	Amount of Additional Debt Guaranteed
Wallace O. Sellers	9,032	$ 451,601
CAV-RDV, Ltd.[1]	2,122	106,098
Richard L. Yadon	5,318	265,879

(1) CAV-RDV, Ltd., is a Texas limited partnership for the benefit of the children of Wayne L. Vinson. Both children are eighteen years old or older and Mr. Vinson is not a partner in CAV-RDV, Ltd. Mr. Vinson disclaims beneficial ownership of the warrants.

None of the guaranties is still in effect.

Wayne L. Vinson, Earl R. Wait and Wallace C. Sparkman have also guaranteed approximately $197,000, $84,000 and $92,000, respectively, of additional debt for us without consideration. This debt was incurred when we acquired vehicles, equipment and software. The following schedule provides information as to the remaining debt balances as of February 29, 2004:

Guarantor	Balance at February 29, 2004	Interest Rate	Maturity Date
Earl Wait	$1,162	1.90%	3/26/2004
Earl Wait	26,594	10.50%	10/10/2005
Wallace Sparkman	69,908	10%	10/15/2010
Wayne Vinson	1,008	1.90%	4/22/2004
Wayne Vinson	2,660	7.50%	6/21/2004

None of the guarantees is still in effect.

In October, 1999, RWG Investments, LLC was granted a five year option to purchase 100,000 shares of our common stock at $2.00 per share in consideration of one of its members serving as an advisor to us. In June 2003, RWG Investments LLC exercised the option.

Hunter Wise Financial Group LLC served as our investment banker and advisor in connection with our acquisition of the compression related assets of Dominion Michigan for which we paid Hunter Wise a total fee of $440,000. James T. Grigsby, one of our former directors, has a 1% interest in Hunter Wise.

All of our independent directors were each paid $1,000 and were each issued an option to purchase 2,500 shares of our common stock at $5.55 per share for serving as our directors during the year ended December 31, 2003 and at $3.88 for serving as our directors during the year ended December 31, 2002.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

The following is a list of all exhibits filed as part of this Form 10-KSB:

Exhibit No.	Description and Method of Filing
2.1	Purchase and Sale Agreement by and between Hy-Bon Engineering Company, Inc. and NGE Leasing, Inc.[2]
3.1	Articles of incorporation.[3]
3.2	Amendment to articles of incorporation dated March 31, 1999, and filed on May 25, 1999.[3]
3.3	Amendment to articles of incorporation dated July 25, 2001, and filed on July 30, 2001.[3]
3.4	Amendment to articles of incorporation dated June 18, 2003, and filed on June 19, 2003.[3]
3.5	Articles of Merger filed on December 30, 2003 to be effective January 1, 2004 merging NGE Leasing, Inc into Natural Gas Services Group, Inc.[1]
3.6	Articles of Merger filed on December 30, 2003 to be effective January 1, 2004 merging Rotary Gas Systems, Inc. into Natural Gas Services Group, Inc.[1]
3.7	Articles of Merger filed on December 30, 2003 to be effective January 1, 2004 merging Great Lakes Compression, Inc. into Natural Gas Services Group, Inc.[1]
3.8	Bylaws.[3]
4.1	Form of warrant certificate.[3]
4.2	Form of warrant agent agreement.[3]

Exhibit No.	Description and Method of Filing
4.3	Form of lock-up agreement.[3]
4.4	Form of representative's option for the purchase of common stock.[3]
4.5	Form of representative's option for the purchase of warrants.[3]
10.1	1998 Stock Option Plan.[3]
10.2	Asset Purchase Agreement between Natural Gas Acquisition Corporation and Great Lakes Compression, Inc. dated January 1, 2001.[3]
10.3	Amendment to Guaranty Agreement between Natural Gas Services Group, Inc. and Dominion Michigan Production Services, Inc.[3]
10.4	Form of Series A 10% Subordinated Notes due December 31, 2006.[3]
10.5	Form of Five-Year Warrants to Purchase Common Stock.[3]
10.6	Warrants issued to Berry-Shino Securities, Inc.[3]
10.7	Warrants issued to Neidiger, Tucker, Bruner, Inc.[3]
10.8	Form of warrant issued in March 2001 for guaranteeing debt.[3]
10.9	Form of warrant issued in April 2002 for guaranteeing debt.[3]
10.10	Exhibits 3(c)(1), 3(c)(2), 3(c)(3), 3(1)(4), 13(d)(1), 13(d)(2) and 13(d)(3) to Asset Purchase Agreement between Natural Gas Acquisition Corporation and Great Lakes Compression, Inc. dated January 1, 2001.[3]
10.11	Articles of Organization of Hy-Bon Rotary Compression, L.L.C. dated April 17, 2000 and filed on April 20, 2001.[3]
10.12	Regulations of Hy-Bon Rotary Compression, L.L.C.[3]
10.13	First Amended and Restated Loan Agreement between Natural Gas Services Group, Inc. and Western National Bank[4]
10.14	Termination of Employment Agreement Letter relating to the Employment Agreement of Alan Kurus[5]
10.15	Termination of Employment Agreement Letter relating to the Employment Agreement of Wayne Vinson[5]
10.16	Termination of Employment Agreement Letter relating to the Employment Agreement of Earl R. Wait[5]
10.17	Lease Agreement dated June 1, 2003 with Steven J. & Katherina L. Winer[1]
10.18	Lease Agreement dated June 19, 2003 with Wise Commercial Properties[1]
23.1	Consent of HEIN + ASSOCIATES LLP.[1]
31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.[1]

Exhibit No.	Description and Method of Filing
31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. (1)
32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. (1)
32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1) Filed herewith.
(2) Exhibit 2.1 is incorporated by reference to Exhibit 2.1 filed as an exhibit to our Current Report on Form 8-K dated February 28, 2003
(3) Exhibits 3.1 through 3.4 and 3.8 through 10.12 are incorporated by reference to the exhibits filed as exhibits to our Registration Statement No. 333-88314
(4) Exhibit 10.13 is incorporated by reference to our Current Report on Form 8-K filed on April 14, 2003
(5) Exhibits 10.14, 10.15 and 10.16 are incorporated by reference to exhibits 10.25, 10.26 and 10.27 to our Annual Report on Form 10-KSB for the year ended December 31, 2002

(b) Reports on Form 8-K

On November 11, 2003, we filed a Current Report on Form 8-K in which we described our earnings release for the third quarter of 2003 under Item 12 and filed a copy of the release as an exhibit under Item 7.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2003 and 2002 was HEIN + ASSOCIATES LLP.

Audit Fees

The aggregate fees billed for professional services rendered by HEIN + ASSOCIATES LLP for the audit of our financial statements for our fiscal year ended December 31, 2003 and 2002 and the review of the financial statements in our Forms 10-QSB for the fiscal quarters in such fiscal years were $75,749 and $43,691, respectively.

Audit Related Fees

No fees were billed by HEIN + ASSOCIATES LLP during our fiscal years ended December 31, 2003 and 2002 for assurance and related services.

Tax Fees

The aggregate fees billed for professional services rendered by HEIN + ASSOCIATES LLP for the compliance, tax advice and tax planning were $18,391 and $15,468 respectively.

Audit Committees Pre-Approval Policies and Procedures

In accordance with Section 10A(i) of the Exchange Act, our audit committee approves the engagement of our principal accountant prior to the accountant rendering audit or non-audit services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004

NATURAL GAS SERVICES GROUP, INC.

/s/ Wallace C. Sparkman
Wallace C. Sparkman, President and Principal Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/Charles G. Curtis Charles G. Curtis	Director	March 25, 2004
/s/William F. Hughes, Jr William F. Hughes, Jr.	Director	March 25, 2004
/s/Wallace O. Sellers Wallace O. Sellers	Director	March 25, 2004
/s/Wallace C. Sparkman Wallace C. Sparkman	Director	March 25, 2004
/s/Gene A. Strasheim Gene A. Strasheim	Director	March 25, 2004
/s/Richard L. Yadon Richard L. Yadon	Director	March 25, 2004

INDEX OF EXHIBITS

The following is a list of all exhibits filed as part of this Form 10-KSB:

Exhibit No.	Description and Method of Filing
2.1	Purchase and Sale Agreement by and between Hy-Bon Engineering Company, Inc. and NGE Leasing, Inc.[2]
3.1	Articles of incorporation.[3]
3.2	Amendment to articles of incorporation dated March 31, 1999, and filed on May 25, 1999.[3]
3.3	Amendment to articles of incorporation dated July 25, 2001, and filed on July 30, 2001.[3]
3.4	Amendment to articles of incorporation dated June 18, 2003, and filed on June 19, 2003.[3]
3.5	Articles of Merger filed on December 30, 2003 to be effective January 1, 2004 merging NGE Leasing, Inc into Natural Gas Services Group, Inc.[1]
3.6	Articles of Merger filed on December 30, 2003 to be effective January 1, 2004 merging Rotary Gas Systems, Inc. into Natural Gas Services Group, Inc.[1]
3.7	Articles of Merger filed on December 30, 2003 to be effective January 1, 2004 merging Great Lakes Compression, Inc. into Natural Gas Services Group, Inc.[1]
3.8	Bylaws.[3]
4.1	Form of warrant certificate.[3]
4.2	Form of warrant agent agreement.[3]
4.3	Form of lock-up agreement.[3]
4.4	Form of representative's option for the purchase of common stock.[3]
4.5	Form of representative's option for the purchase of warrants.[3]
10.1	1998 Stock Option Plan.[3]
10.2	Asset Purchase Agreement between Natural Gas Acquisition Corporation and Great Lakes Compression, Inc. dated January 1, 2001.[3]
10.3	Amendment to Guaranty Agreement between Natural Gas Services Group, Inc. and Dominion Michigan Production Services, Inc.[3]
10.4	Form of Series A 10% Subordinated Notes due December 31, 2006.[3]
10.5	Form of Five-Year Warrants to Purchase Common Stock.[3]
10.6	Warrants issued to Berry-Shino Securities, Inc.[3]
10.7	Warrants issued to Neidiger, Tucker, Bruner, Inc.[3]

Exhibit No.	Description and Method of Filing
10.8	Form of warrant issued in March 2001 for guaranteeing debt.[3]
10.9	Form of warrant issued in April 2002 for guaranteeing debt.[3]
10.10	Exhibits 3(c)(1), 3(c)(2), 3(c)(3), 3(1)(4), 13(d)(1), 13(d)(2) and 13(d)(3) to Asset Purchase Agreement between Natural Gas Acquisition Corporation and Great Lakes Compression, Inc. dated January 1, 2001.[3]
10.11	Articles of Organization of Hy-Bon Rotary Compression, L.L.C. dated April 17, 2000 and filed on April 20, 2001.[3]
10.12	Regulations of Hy-Bon Rotary Compression, L.L.C.[3]
10.13	First Amended and Restated Loan Agreement between Natural Gas Services Group, Inc. and Western National Bank[4]
10.14	Termination of Employment Agreement Letter relating to the Employment Agreement of Alan Kurus[5]
10.15	Termination of Employment Agreement Letter relating to the Employment Agreement of Wayne Vinson[5
10.16	Termination of Employment Agreement Letter relating to the Employment Agreement of Earl R. Wait[5]
10.17	Lease Agreement dated June 1, 2003 with Steven J. & Katherina L. Winer[1]
10.18	Lease Agreement dated June 19, 2003 with Wise Commercial Properties[1]
23.1	Consent of HEIN + ASSOCIATES LLP.[1]
31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. [1]
31.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. [1]
32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. [1]
32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. [1]

(1) Filed herewith.
(2) Exhibit 2.1 is incorporated by reference to Exhibit 2.1 filed as an exhibit to our Current Report on Form 8-K dated February 28, 2003
(3) Exhibits 3.1 through 3.4 and 3.8 through 10.12 are incorporated by reference to the exhibits filed as exhibits to our Registration Statement No. 333-88314
(4) Exhibit 10.13 is incorporated by reference to our Current Report on Form 8-K filed on April 14, 2003
(5) Exhibits 10.14, 10.15 and 10.16 are incorporated by reference to exhibits 10.25, 10.26 and 10.27 to our Annual Report on Form 10-KSB for the year ended December 31, 2002

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Natural Gas Services Group, Inc.

We have audited the accompanying consolidated balance sheet of Natural Gas Services Group, Inc. and Subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

HEIN & ASSOCIATES LLP

Dallas, Texas
February 13, 2004

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	176,202
Trade accounts receivable, net of doubtful accounts of $5,000		816,596
Inventory		2,554,239
Prepaid expenses and other		107,030
Total current assets		3,654,067
LEASE EQUIPMENT, net of accumulated depreciation of $2,978,848		18,986,190
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $906,736		2,818,438
GOODWILL, net of accumulated amortization of $325,192		2,589,655
PATENTS, net of accumulated amortization of $137,423		113,941
OTHER ASSETS		107,900
Total assets	$	28,270,191

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Current portion of long-term debt and capital lease	$	2,363,927
Line of credit		300,000
Accounts payable and accrued liabilities		1,070,652
Deferred income		207,215
Total current liabilities		3,941,794
LONG-TERM DEBT AND CAPITAL LEASE, less current portion		6,650,486
SUBORDINATED NOTES, net of discount of $129,918		1,409,343
DEFERRED TAX LIABILITY		1,843,406
COMMITMENT (Note 11)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized, par value $0.01: 10 % Convertible Series A: 381,654 shares authorized, 343,654 shares outstanding;10% cumulative, liquidation preference of $1,116,876		3,437
Common stock, 30,000,000 shares authorized, par value $0.01; 5,031,181 shares issued and outstanding		50,311
Additional paid-in capital		11,205,375
Retained earnings		3,166,039
Total stockholders' equity		14,425,162
Total liabilities and stockholders' equity	$	28,270,191

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2003	2002
REVENUE:		
Sales, net	$ 3,865,045	$ 4,335,721
Service and maintenance income	1,773,256	1,562,650
Leasing income and interest	7,111,221	4,398,170
Total revenue	12,749,522	10,296,541
COSTS OF REVENUE:		
Cost of sales	2,859,572	3,078,429
Cost of service	1,243,499	1,326,572
Cost of leasing	1,953,525	1,166,530
Total costs of revenue	6,056,596	5,571,531
GROSS PROFIT	6,692,926	4,725,010
OPERATING EXPENSES:		
Selling expenses	678,777	499,721
General and administrative	1,613,076	1,218,513
Depreciation and amortization	1,725,717	1,166,004
Total operating expenses	4,017,570	2,884,238
INCOME FROM OPERATIONS	2,675,356	1,840,772
OTHER INCOME (EXPENSE):		
Interest expense	(667,122)	(975,719)
Equity in earnings of joint venture	-	485,109
Other income (expense)	(4,302)	19,386
Total other income (expense)	(671,424)	(471,224)
INCOME BEFORE PROVISION FOR INCOME TAXES	2,003,932	1,369,548
PROVISION FOR INCOME TAXES:		
Current	25,000	25,900
Deferred	671,799	557,563
Total income tax expense	696,799	583,463
NET INCOME	1,307,133	786,085
PREFERRED DIVIDENDS	120,941	106,624
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 1,186,192	$ 679,461
NET INCOME PER COMMON SHARE:		
Basic	$ 0.24	$ 0.19
Diluted	$ 0.23	$ 0.16
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	4,946,922	3,649,413
Diluted	5,252,531	4,305,053

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT			
BALANCES, January 1, 2002	377,154	$ 3,772	3,357,632	$ 33,576	$ 4,442,816	$ 1,300,386	$ 5,780,550
Issuance of preferred stock	4,500	45	-	-	12,722	-	12,767
Issuance of common stock and warrants	-	-	1,500,000	15,000	6,514,170	-	6,529,170
Warrants issued for debt guaranty	-	-	-	-	42,025	-	42,025
Repurchase of warrants	-	-	-	-	(43,000)	-	(43,000)
Dividends on preferred stock	-	-	-	-	-	(106,624)	(106,624)
Net income	-	-	-	-	-	786,085	786,085
BALANCES, January 1, 2003	381,654	3,817	4,857,632	48,576	10,968,733	1,979,847	13,000,973
Exercise of common stock options and warrants	-	-	135,549	1,355	236,642	-	237,997
Conversion of preferred stock to common stock	(38,000)	(380)	38,000	380	-	-	-
Dividends on preferred stock	-	-	-	-	-	(120,941)	(120,941)
Net income	-	-	-	-	-	1,307,133	1,307,133
BALANCES, December 31, 2003	343,654	$ 3,437	5,031,181	$ 50,311	$ 11,205,375	$ 3,166,039	$ 14,425,162

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,307,133	$ 786,085
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,725,717	1,166,004
Deferred taxes	671,799	557,563
Amortization of debt issuance costs	64,956	70,369
Gain on disposal of assets	18,615	(15,066)
Warrants issued for debt guarantee	-	42,025
Equity in earnings of joint venture	-	(485,109)
Changes in current assets:		
Trade and other receivables	(391,498)	276,588
Inventory	(1,078,445)	139,614
Prepaid expenses and other	66,272	(11,888)
Changes in current liabilities:		
Accounts payable and accrued liabilities	542,790	(348,549)
Deferred income	173,678	134,187
Other changes	(76,597)	(105,870)
Net cash provided by operating activities	3,024,420	2,205,953
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(7,881,720)	(4,414,952)
Proceeds from sale of property and equipment	119,500	40,000
Distribution from equity method investment	107,774	405,466
Decrease in lease receivable	210,512	84,908
Net cash used in investing activities	(7,443,934)	(3,884,578)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from lines of credit	300,000	-
Proceeds from long-term debt	3,478,568	1,956,893
Repayments of long-term debt	(2,013,546)	(4,463,612)
Dividends on preferred stock	(120,941)	(106,624)
Proceeds from sale of stock and exercise of stock options and warrants	237,997	6,529,170
Net proceeds from preferred stock sales	-	12,767
Purchase of warrants from underwriter	-	(43,000)
Net cash provided by financing activities	1,882,078	3,885,594
NET CHANGE IN CASH	(2,537,436)	2,206,969
CASH, beginning of year	2,713,638	506,669
CASH, end of year	$ 176,202	$ 2,713,638
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 667,122	$ 975,719
Income taxes paid	$ 35,292	$ 4,110

See accompanying notes to these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation

Natural Gas Services Group, Inc. (the "Company" or "NGSG") (a Colorado corporation) was formed on December 18, 1998 for the purposes of combining the operations of certain manufacturing, service and leasing entities.

As of December 31, 2003, NGSG conducted its operations through the following wholly-owned subsidiaries:

- Rotary Gas Systems, Inc. ("RGS") (a Texas corporation) is engaged in the manufacturing and distribution of natural gas compressor packages for use in the petroleum industry and natural gas flare stacks and ignition systems for use in oilfield, refinery, petrochemical plant , and landfill applications in New Mexico, California and Texas.
- NGE Leasing, Inc. ("NGE") (a Texas corporation) is engaged in leasing natural gas compressor packages to entities in the petroleum industry and irrigation motor units to entities in the agricultural industry. NGE's leasing income is concentrated in New Mexico, California and Texas.
- Great Lakes Compression, Inc., ("GLC") (a Colorado corporation) was formed in March 2001 and acquired the assets and certain operations of a business that fabricates, leases, and services natural gas compressors to producers of oil and natural gas, primarily in Michigan.

Effective January 1, 2004, RGS, GLC and NGE were merged into NGSG.

The accompanying financial statements present the consolidated results of the Company and its wholly-owned subsidiaries. Investments in joint ventures in which the Company does not have majority voting control are accounted for by the equity method. All intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company's trade receivables consist of customer obligations for the sale of compressors and flare systems due under normal trade terms and operating leases for the use of the Company's compressors. The receivables are not collateralized except as provided for under lease agreements. However, the Company requires deposits of as much as 50% for large custom contracts. The Company extends credit based on management's assessment of the customer's financial condition, receivable aging, customer disputes and general business and economic conditions. Management believes the allowance for doubtful accounts for trade receivables of $5,000 at December 31, 2003 is adequate.

Inventory
Inventory is valued at the lower of cost or market. The cost of inventories in 2003 was determined by the weighted average method and previously by the first-in, first-out method. The effect of changing the inventory method in 2003 was not material. At December 31, 2003, inventory consisted of the following:

Raw materials	$1,969,930
Work in process	584,309
	$2,554,239

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from five to thirty years.

Gains and losses resulting from sales and dispositions of property and equipment are included in current operations. Maintenance and repairs are charged to operations as incurred.

Patents
The Company has patents for a flare tip ignition device and flare tip burner pilot. The costs of the patents are being amortized on a straight-line basis over nine years, the remaining life of the patents when acquired. Amortization expense for patents of $27,484 was recognized for each of the years ended December 31, 2003 and 2002. Amortization expense for each of the next four years is expected to be $27,484 per year.

Goodwill
Goodwill represents the cost in excess of fair value of the identifiable net assets acquired in two acquisitions. Goodwill was being amortized on a straight-line basis over 20 years, but the Company ceased amortization of goodwill effective January 1, 2002 in accordance with Statement of Financial Accounting Standards ("FAS") No. 142.

FAS 142 requires that goodwill be tested for impairment at least annually. The Company completed its most recent test for goodwill impairment as of June 30, 2003, at which time no impairment was indicated.

Long-Lived Assets
The Company's policy is to periodically review the net realizable value of its long-lived assets, other than goodwill, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts in excess of estimated undiscounted future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. Based upon its most recent analysis, the Company believes no impairment of long-lived assets exists at December 31, 2003.

Advertising Costs
Advertising costs are expensed as incurred. Total advertising expense was $46,337 in 2003 and $49,720 in 2002.

Financial Instruments

Management believes that generally the fair value of the Company's notes payable at December 31, 2003 approximate their carrying values due to the short-term nature of the instruments or the use of prevailing market interest rates.

Revenue Recognition

Revenue from the sales of custom and fabricated compressors, and flare systems is recognized upon shipment of the equipment to customers. Exchange and rebuilt compressor revenue is recognized when both the replacement compressor has been delivered and the rebuild assessment has been completed. Revenue from compressor service and retrofitting services is recognized upon providing services to the customer. Maintenance agreement revenue is recognized as services are rendered. Rental and lease revenue is recognized over the terms of the respective lease agreements based upon the classification of the lease. Deferred income represents payments received before a product is shipped.

Per Share Data

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. In 2003 and 2002, antidilutive shares related to common stock options and warrants and convertible preferred stock totaled 2,156,154 and 2,181,654, respectively.

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,	
	2003	2002
Numerator:		
Net income	$ 1,307,133	$ 786,085
Less preferred dividends	120,941	106,624
Net income available to common stockholders	1,186,192	679,461
Denominator for basic net income per share:		
Weighted average common shares outstanding	4,946,922	3,649,413
Denominator for diluted net income per share:		
Weighted average common shares outstanding	4,946,922	3,649,413
Dilutive effect of stock options and warrants	305,609	655,640
Diluted weighted average shares	5,252,531	4,305,053
Net income per share:		
Basic	$0.24	$0.19
Diluted	$0.23	$0.16

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method described in Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees,* and its related interpretations. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements for stock-based awards to employees or directors when the exercise price of the award is equal to or greater than the quoted market price of the stock on the date of the grant.

FAS No. 123, *Accounting for Stock-Based Compensation*, and FAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure – an Amendment of FASB Statement No. 123,* requires disclosures as if the Company had applied the fair value method to employee awards rather than the intrinsic value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, which were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's fair value calculations for awards from stock option plans in 2003 and 2002 were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected term, ten years from the date of grant; stock price volatility 44% in 2003 and 50% in 2002; risk free interest rate 4.0% in 2003 and 5.2% in 2002 and no dividends during the expected term as the Company does not have a history of paying cash dividends.

If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, net income and net income per share, basic and diluted, would have been as follows:

	YEARS ENDED DECEMBER 31, 2003	YEARS ENDED DECEMBER 31, 2002
Net income, as reported	$ 1,307,133	$ 786,085
Add: Stock-based employee compensation included in reported net income	-	-
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(64,000)	(39,000)
Net income, pro forma	$ 1,243,448	$ 747, 085

Net income per share:				
Basic, as reported	$	0.24	$	0.19
Basic, pro forma	$	0.23	$	0.18
Diluted, as reported	$	0.23	$	0.16
Diluted, pro forma	$	0.21	$	0.15
Weighted average fair value of options granted during the year	$	3.35	$	2.24

Description of Leasing Arrangements

The Company's leasing operations principally consist of the leasing of natural gas compressor packages and flare stacks. The leases are classified as operating leases. See Note 4.

Income Taxes

The Company files a consolidated tax return with its subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the valuation of assets and goodwill acquired in acquisitions. It is at least reasonably possible these estimates could be revised in the near term and the revisions would be material.

Recently Issued Accounting Pronouncements

In December 2002, the FASB issued FAS No.148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement 123*. For entities that change their accounting for stock-based compensation from the intrinsic method to the fair value method under FAS 123, the fair value method is to be applied. Two transition methods are permitted for adoption of the fair value method. The entity can choose to either (i) restate all periods presented (retroactive restatement method) or (ii) recognize compensation cost from the beginning of the fiscal year of adoption as if the fair value method had been used to account for awards (modified prospective method). The Company currently accounts for its stock-based compensation using the intrinsic value method as proscribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and plans on continuing using this method to account for stock options; therefore, it does not intend to adopt the transition requirements as specified in FAS 148.

In June 2003, the FASB approved SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the Company's third quarter of fiscal 2003. Implementation of SFAS 150 did not affect the Company's financial position.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003:

Land and building	$ 1,345,740
Leasehold improvements	150,268
Office equipment and furniture	152,729
Software	125,905
Machinery and equipment	424,080
Vehicles	1,526,452
Less accumulated depreciation	(906,736)
	$ 2,818,438

Depreciation expense for property and equipment and the leased compressors described in Note 4 was $1,681,232 and $1,137,520 for the years ended December 31, 2003 and 2002, respectively.

3. ACQUISITION

On March 31, 2003, the Company acquired 28 gas compressor packages from Hy-Bon Engineering Company, Inc. ("Hy-Bon"). The adjusted purchase price amounted to approximately $2,150,000. As part of the purchase and sale agreement, Hy-Bon withdrew as a member of Hy-Bon Rotary Compression, L.L.C. ("Joint Venture") effective as of January 1, 2003. The Company, as the other member, retained all assets of the Joint Venture, which had an unaudited aggregate value of $346,511 as of December 31, 2002. The Company dissolved the Joint Venture and agreed not to operate under the name Hy-Bon. The Company consolidated the operations of the Joint Venture beginning January 1, 2003 and began recording its share of the profit of the acquired interest beginning April 1, 2003. Prior to the acquisition, the Company had owned a non-controlling 50% interest in the Joint Venture and accounted for it on the equity method.

4. LEASING ACTIVITY

The Company leases natural gas compressor packages to entities in the petroleum industry. The Company's cost and accumulated depreciation for the leased compressors as of December 31, 2003 was $21,965,038 and $2,978,848, respectively. These leases are classified as operating leases and generally have original lease terms of one to five years and continue on a month-to-month basis thereafter. Future minimum lease payments for leases not on a month-to-month basis at December 31, 2003 are as follows:

Year Ended December 31,	
2004	$ 3,548,618
2005	1,935,272
2006	234,959
2007	85,423
Total	$ 5,804,272

5. LINE OF CREDIT

The Company has a line of credit with a financial institution that allows for borrowings up to $750,000, bears interest at the prime rate plus 1% (5.00% at December 31, 2003) and requires monthly interest payments with principal due at maturity on March 26, 2004. The line of credit is collateralized by substantially all of the assets of the Company. At December 31, 2003, there was $300,000 outstanding balance on this line of credit.

The line of credit and first three notes listed in Note 6 below are with the same bank and include certain covenants, the most restrictive of which require the Company to maintain certain working capital, debt to equity and cash flow ratios and certain minimum net worth. The Company was in compliance with all covenants at December 31, 2003.

6. LONG-TERM DEBT

Long-term debt at December 31, 2003 consisted of the following:

Note payable to a bank, interest at bank's prime rate plus 1.0% but not less than 5.25% (5.25% at December 31, 2003), monthly payments of principal of $170,801 plus interest until maturity on September 15, 2007. The note is collateralized by substantially all of the assets of the Company. See Note 5 regarding loan covenants.	$	7,350,308
Note payable to a bank, interest at bank's prime rate plus 1% but not less than 5.25% (5.25% at December 31, 2003). This is an advance line credit note for $10,000,000. Interest is payable monthly. Principal is due in 60 consecutive payments beginning December 15, 2004 until November 15, 2009. The note is collateralized by substantially all of the assets of the Company. See Note 5 regarding loan covenants.		750,000
Note payable to a bank, interest at 7%, monthly payments of principal and interest totaling $2,614 until maturity in September 2010, collateralized by a building.		199,778
Note payable to an individual, interest at 7%, monthly payments of principal and interest totaling $1,255 until maturity in October 2009. This note is collateralized by a building.		71,584
Various notes payable to a bank, interest rates ranging from prime plus 1% (5.00% at December 31, 2003) to 7.50%.		311,402
Capital lease		29,135
Other notes payable for vehicles, various terms		302,206
Total		9,014,413
Less current portion		(2,363,927)
	$	6,650,486

Maturities of long-term debt based on contractual requirements for the years ending December 31 are as follows:

2004	$ 2,363,927
2005	2,450,855
2006	2,337,091
2007	1,376,970
2008	173,652
Thereafter	311,918
	$ 9,014,413

7. SUBORDINATED NOTES

In 2001, the Company completed an offering of units consisting of subordinated debt and warrants. The balance of the subordinated debt, net of unamortized discount of $129,918, is $1,409,343 at December 31, 2003. Each unit consists of a $25,000 10% subordinated note due December 31, 2006 and a five-year warrant to purchase 10,000 shares of the Company's common stock at $3.25 per share. Interest only is payable annually, with all principal due at maturity. Warrants to purchase 61,570 shares were also granted on the same terms to a placement agent in connection with the offering. Certain stockholders, officers and directors purchased units in the subordinated debt offering, (totaling $259,261 in notes and warrants representing 103,704 shares) on the same terms and conditions as non-affiliated purchasers in the offering. As of December 31, 2003, warrants were outstanding from the offering for the purchase of a total of 626,175 shares.

8. INCOME TAXES

The provision for income taxes consists of the following:

	2003	2002
Current provision:		
Federal	$ -	$ -
State	25,000	25,900
	25,000	25,900
Deferred provision:		
Federal	592,799	491,363
State	79,000	66,200
	671,799	557,563
	$ 696,799	$ 583,463

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and (liabilities) are as follows:

	2003	2002
Deferred income tax assets:		
Net operating loss	$ 727,000	$ 892,000
Other	5,000	48,000
Total deferred income tax assets	732,000	940,000

Deferred income tax liabilities:		
Property and equipment	(2,410,000)	(1,962,000)
Goodwill and other intangible assets	(154,000)	(149,000)
Other	(11,000)	-
Total deferred income tax liabilities	(2,575,000)	(2,111,000)
Net deferred income tax liabilities	$ (1,843,000)	$ (1,171,000)

The effective tax rate differs from the statutory rate as follows:

	2003	2002
Statutory rate	34%	34%
State and local taxes	5%	7%
Other	(4)%	2%
Effective rate	35%	43%

At December 31, 2003, the Company had available federal net operating loss ("NOL") carryforwards of approximately $1,970,000, which may be used to reduce future taxable income and expire in 2020 through 2023.

9. STOCKHOLDERS' EQUITY

Initial Public Offering
In October, 2002, the Company closed an initial public offering in which it sold 1,500,000 shares of common stock and warrants to purchase 1,500,000 shares of common stock for a total of $7,875,000. Costs and commissions associated with the offering totaled $1,345,830. The warrants are exercisable anytime through October 2006 at $6.25 per share. In connection with this offering, the underwriter received options to purchase 150,000 shares of common stock at $6.25 per share and warrants at $0.3125 per share. The warrants, if purchased by the underwriter, will contain an exercise price of $7.81 per share. The underwriter's options expire in October 2007 and include a cashless exercise provision utilizing the Company's common stock.

Warrants
In April 2002 and March 2001, five-year warrants to purchase 16,472 shares of common stock at $3.25 per share and 68,524 shares at $2.50 per share, respectively, were issued to certain board members and stockholders as compensation for their debt guarantees. These warrants were immediately exercisable and were recorded at their estimated fair values of $42,025 in 2002 and $23,137 in 2001. All of these warrants remained outstanding as of December 31, 2003.

Preferred Stock
The Company has a total of 5,000,000 authorized preferred shares, with rights and preferences as designated by the Board of Directors. Of the preferred shares, 381,654 shares are designated 10% Convertible Series A Preferred Stock. (The number of Series A shares authorized was reduced from 1,177,000 to 381,654 in 2003.) The Series A shares have a cumulative annual dividend rate of 10%, when and if declared by the Board of Directors payable thirty days after the end of each quarter. Holders are entitled to one vote per share and the Series A shares are convertible into common stock

initially at a price of $3.25 per share, subject to adjustment based on the market price and various other contingencies. In addition, Series A shares will automatically be converted to common stock on a one-for-one basis if or when the Company's common stock trades on a public exchange at a price of $6.50 per share or greater for twenty consecutive days. The Series A shares have a liquidation preference of $3.25 per share plus accrued and unpaid dividends over common stock. In connection with the offering, the underwriter received warrants to purchase 38,165 shares of common stock at $3.25 per share through December 1, 2006.

The Company had a private placement of its Series A shares in 2001 and 2002. In 2003, 38,000 Series A shares were converted to common stock. Total Series A shares outstanding at December 31, 2003 were 343,654.

A total of 18,000 and 12,000 Series A shares were issued in the offering to a director and a stockholder, respectively, on the same terms and conditions as those sold to non-affiliated purchasers in the private offering.

10. STOCK-BASED COMPENSATION

Stock Options

In December 1998, the Board of Directors adopted the 1998 Stock Option Plan (the "Plan"). 150,000 shares of common stock have been reserved for issuance under the Plan. All options granted under the Plan will expire ten years after date of grant. The option price is to be determined by the Board of Directors on date of grant. The Company has also issued options that are not subject to the Plan.

In December 2003, the Company granted a total of 12,500 non-qualified stock options to its outside directors to purchase the Company's common stock at $5.55 per share any time through December 2013. Also, in December 2003, options were granted to employees to purchase 15,000 shares of common stock at $5.58 per share. The employee options vest over three years and expire in December 2013.

In April 2002, the Company granted 42,000 non-qualified stock options to certain employees to purchase the Company's common stock at $3.25 per share. The options vest over three years and expire in April 2012. At December 31, 2003, 33,000 of these options were outstanding. In December 2002, the Company granted a total of 7,500 non-qualified stock options to its outside directors to purchase the Company's common stock at $3.88 per share any time through December 2012. All of these options were outstanding at December 31, 2003.

The following is a summary of activity for the stock options outstanding for the years ended December 31, 2003 and 2002:

	DECEMBER 31, 2003		DECEMBER 31, 2002	
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	161,500	$ 2.41	112,000	$ 2.00
Canceled or expired	(9,000)	3.25	-	-
Granted	27,500	5.57	49,500	3.35
Exercised	(100,000)	2.00	-	-
Outstanding, end of year	80,000	$ 3.92	161,500	$ 2.41
Exercisable, end of year	43,000	$ 3.68	128,800	$ 2.21

11. COMMITMENT

401(k) Plan
The Company offers a 401(k) Plan (the "401(k) Plan") to all employees that have reached the age of eighteen and have completed six months of service. The participants may contribute up to 15% of their salary. Employer contributions are subject to Board discretion and are subject to a vesting schedule of 20% each year after the first year and 100% after six years. The Company contributed $60,735 and $50,233 to the 401(k) Plan in 2003 and 2002, respectively.

12. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Sales to two customers in the year ended December 31, 2003 and one customer in the year ended December 31, 2002 amounted to a total of 38% and 30% of consolidated revenue, respectively. No other single customer accounted for more than 10% of the Company's sales in 2003 or 2002. At December 31, 2003, no customer accounted for as much as 10% of the Company's trade accounts receivable. The Company generally does not obtain collateral, but requires deposits of as much as 50% on large custom contracts.

13. SEGMENT INFORMATION

FAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, establishes standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by chief operating decision makers in deciding how to allocate resources and in assessing performance.

The Company identifies its segments based on its subsidiary entities.

The Company's reportable operating segments have been determined as separately identifiable business units. The Company measures segment earnings as income before income taxes. The following amounts are expressed in thousands:

	RGS	NGE	GLC	NGSG	Elim.	Total
For the year ended December 31, 2003:						
Revenue from external customers	$ 2,884	$ 4,803	$ 5,062	$ -	$ -	$ 12,749
Inter-segment revenue	6,558	95	14		(6,667)	-
Gross profit	1,255	3,418	2,020	-	-	6,693
Depreciation and amortization	150	888	662	25	-	1,725
Interest expense	7	475	162	23	-	667
Other income	(4)	(11)	11	-	-	(4)
Income taxes				859	-	859
Net income (loss)	170	1,870	890	(1,785)	-	1,145
As of December 31, 2003:						
Segment assets	4,495	14,228	9,042	505	-	28,270
Goodwill	1,873		717		-	2,590
For the year ended December 31, 2002:						
Revenue from external customers	$ 3,298	$ 2,319	$ 4,680	$ -	$ -	$ 10,297
Inter-segment revenue	5,756	45	20	-	(5,821)	-
Gross profit	1,329	1,669	1,727	-	-	4,725
Depreciation and amortization	122	439	558	47	-	1,166
Interest expense	9	392	537	38	-	976
Other income	4	15	-	-	-	19
Equity in the net income of investee accounted for by the equity method	-	485	-	-	-	485
Income taxes	-	-	-	583	-	583
Net income (loss)	411	1,177	364	(1,166)	-	786
As of December 31, 2002:						
Segment assets	3,779	10,905	8,587	666	-	23,937
Goodwill	1,873	-	717	-	-	2,590

EXHIBIT 31.1

Certification of Chief Executive Officer Under
Section 302 of the Sarbanes-Oxley Act of 2002

I, Wallace C. Sparkman, Chief Executive Officer of Natural Gas Services Group, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Natural Gas Services Group, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Omitted;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design of operation of internal control over financial reporting which are reasonably likely to adversely effect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 25, 2004

Signature: /s/ Wallace C. Sparkman
Wallace C. Sparkman
Title: Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer Under
Section 302 of the Sarbanes-Oxley Act of 2002

I, Earl R. Wait, Chief Financial Officer of Natural Gas Services Group, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Natural Gas Services Group, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Omitted;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design of operation of internal control over financial reporting which are reasonably likely to adversely effect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 25, 2004

Signature: /s/ Earl R. Wait
Earl R. Wait
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Gas Services Group, Inc. (the "Company") on Form 10-KSB for the period ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Wallace C. Sparkman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Wallace C. Sparkman
Wallace C. Sparkman
Chief Executive Officer

March 25, 2004

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Gas Services Group, Inc. (the "Company") on Form 10-KSB for the period ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Earl R. Wait, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Earl R. Wait
Earl R. Wait
Chief Financial Officer

March 25, 2004

This Page Intentionally Left Blank

NATURAL GAS SERVICES GROUP, INC.
2911 South County Road 1260
Midland, Texas 79706

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on June 15, 2004

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders of Natural Gas Services Group, Inc., a Colorado corporation, will be held at the Hilton Hotel, 117 West Wall Avenue, Midland, Texas 79701 on Tuesday, June 15, 2004 at 9:00 a.m., Central Time, for the purpose of considering and voting upon proposals to:

1. elect two directors to serve until the annual meeting of shareholders to be held in 2006 and elect one director to serve until the annual meeting of shareholders to be held in 2007, or until their successors are elected and qualify; and

2. transact such other business as may lawfully come before the meeting or at any adjournment(s) of the meeting.

Only shareholders of record at the close of business on May 12, 2004, are entitled to notice of and to vote at the meeting and at any adjournment(s) of the meeting.

The enclosed proxy is solicited by and on behalf of the Board of Directors of Natural Gas Services Group, Inc. All shareholders are cordially invited to attend the meeting in person. Whether you plan to attend or not, please date, sign and return the accompanying proxy card in the enclosed return envelope, to which no postage need be affixed if mailed in the United States. The giving of a proxy will not affect your right to vote in person if you attend the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT W. SPARKMAN, SECRETARY

Midland, Texas
May 21, 2004

NATURAL GAS SERVICES GROUP, INC.
2911 South County Road 1260
Midland, Texas 79706

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2004

This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Natural Gas Services Group, Inc., a Colorado corporation, to be used at an annual meeting of shareholders to be held at the Hilton Hotel, 117 West Wall Avenue, Midland, Texas 79701 on Wednesday, June 15, 2004 at 9:00 a.m., Central Time, and at any adjournment(s) of the meeting.

This proxy statement and the accompanying proxy will be mailed to Natural Gas' shareholders on or about May 21, 2004.

Any person signing and mailing the enclosed proxy may revoke it at any time before it is voted by:

- giving written notice of the revocation to Natural Gas' corporate secretary;
- voting in person at the meeting; or
- voting again by submitting a new proxy card.

Only the latest dated proxy card, including one which a person may vote in person at the meeting, will count. If not revoked, the proxy will be voted at the meeting in accordance with the instructions indicated on the proxy by the shareholder, or, if no instructions are indicated, will be voted FOR the slate of directors described in the proxy and such other matters as may properly come before the meeting.

VOTING SECURITIES

Voting rights are vested in the holders of Natural Gas' $0.01 par value common stock with each share entitled to one vote. Cumulative voting in the election of directors is not permitted. Only shareholders of record at the close of business on May 12, 2004, are entitled to notice of and to vote at the meeting or any adjournments of the meeting. On May 12, 2004, Natural Gas had 5,368,135 shares of common stock outstanding.

ACTIONS TO BE TAKEN AT MEETING

The meeting has been called by the Board of Directors of Natural Gas to consider and act upon the following matters:

1. the election of two directors to serve until the annual meeting of shareholders to be held in 2006 and the election of one director to serve until the annual meeting of shareholders to be held in 2007, or until their successors are elected and qualify; and

2. the transaction of such other business as may lawfully come before the meeting or at any adjournment(s) of the meeting.

The holders of a majority of the outstanding shares of common stock present at the meeting in person or represented by proxy shall constitute a quorum. If a quorum is present, directors are elected by a plurality of the vote, i.e., the candidates receiving the highest number of votes cast in favor of their election will be elected to the Board of Directors. As to all other actions voted on at the meeting, if a quorum is present, the affirmative vote of a majority of the shares represented in person or by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Where brokers have not received any instruction from their clients on how to vote on a particular proposal, brokers are permitted to vote on routine proposals but not on nonroutine matters. The absence of votes on nonroutine matters are "broker nonvotes." Abstentions and broker nonvotes will be counted as present for purposes of establishing a quorum, but will have no effect on the election of directors. Abstentions and broker nonvotes on proposals other than the election of directors, if any, will be counted as present for purposes of the other proposals and will count as votes against all other proposals.

PROPOSAL NUMBER ONE

ELECTION OF DIRECTORS

The number of directors on Natural Gas' Board of Directors has been established by the shareholders as seven directors. During 2003 and early 2004, the Board of Directors had several changes. In 2003, Scott W. Sparkman and James T. Grigsby resigned from the Board. As allowed by Colorado law and Natural Gas' Bylaws, the remaining directors filled the two vacancies with Wallace C. Sparkman and William F. Hughes, Jr. In March 2004, Wayne L. Vinson, our Chief Executive Officer and Director, passed away. Mr. Vinson's vacant position on the Board of Directors has not yet been filled.

The Board of Directors is divided into three classes with directors serving staggered terms. The following sets forth our current directors listed by class and year in which their terms expire:

2004	**2005**	**2006**
Richard L. Yadon	Charles G. Curtis	William F. Hughes, Jr. (1)
	Wallace O. Sellers	Wallace C. Sparkman (1)
	Gene A. Strasheim	

(1) Assumes re-election to the Board of Directors at the Annual Meeting of Shareholders in 2004.

Shareholders will be electing three Directors at the meeting. As noted above, Mr. Yadon's term expires at the meeting. The Board has recommended Mr. Yadon for re-election to the Board of Directors to serve for a three year term expiring at the Annual Meeting of Shareholders in 2007. Messrs. Hughes and Sparkman replaced Directors whose terms did not expire until 2006. Colorado law provides that the term of a director, who is elected by the remaining directors to fill a vacancy, expires at the next annual meeting of shareholders. Consequently, Messrs. Hughes' and Sparkman's terms expire at the Annual Meeting of Shareholders in 2004. The Board has recommended Messrs. Hughes and Sparkman for re-election to the Board of Directors to serve for a two year term expiring at the Annual Meeting of Shareholders in 2006.

The persons named in the enclosed form of Proxy will vote the shares represented by such Proxy for the election of the three nominees for director named above. If, at the time of the meeting, any of these nominees shall become unavailable for any reason, which event is not expected to occur, the persons entitled to vote the Proxy will vote for such substitute nominee or nominees, if any, as they determine in their sole discretion. If elected, Richard L. Yadon will hold office until the annual meeting of shareholders to be held in 2007, or until his successor has been duly elected or appointed or until his earlier death, resignation or removal. If elected, William F. Hughes and Wallace C. Sparkman will hold office until the annual meeting of shareholders to be held in 2006, or until their successors are duly elected or appointed or until their earlier death, resignation or removal. Biographical information regarding the nominees for director, each of whom has consented to serve if elected, are as follows:

Name of Nominee	Director Since	Age	Principal Occupation for At Least the Last Five Years
Richard L. Yadon	2003	46	Mr. Yadon is one of the original founders of Rotary Gas Systems Inc. and has served as advisor to Natural Gas' Board of Directors since June 2002. Since 1981, Mr. Yadon has owned and operated Yadeco Pipe & Equipment and since December 1994, has co-owned and presided as President of Midland Pipe & Equipment, Inc. Both companies are directly related to drilling and completion of oil and gas wells in Texas, New Mexico, Louisiana and Oklahoma. Since 1981, he has owned Yadon Properties, which owns and operates real estate in Midland, Texas. Mr. Yadon has 22 years of experience in the energy service industry.

William F. Hughes, Jr.	2003	51	Mr. Hughes has been one of our directors since December 2003. Since 1983, Mr. Hughes has been co-owner of The Whole Wheatery, LLC, a natural foods store located in Lancaster, California. Mr. Hughes holds a Bachelor of Science degree in Civil Engineering from the U.S. Air Force Academy and a Masters of Science in Engineering from UCLA.
Wallace C. Sparkman	2003	74	Mr. Sparkman is one of our founders and has served as a director since 2003. He was appointed Interim President and Chief Executive Officer following the death of Wayne Vinson in March 2004 until our Board of Directors appoints a new President and Chief Executive Officer. Mr. Sparkman was the President of NGE from July 2001 to December 31, 2003, a director of NGE from February 1996 to December 31, 2003, and the President of Rotary (and its predecessor, Flare King) from April 1993 to April 1997. Mr. Sparkman served as our President from May 2000 to July 2001 and as the President of Great Lakes Compression from February 2001 to July 2001. Mr. Sparkman was Vice President of NGE from February 1996 to November 1999. From December 1998 to 2003, Mr. Sparkman was a consultant to our Board of Directors. From 1985 to 1998, Mr. Sparkman acted as a management consultant to various entities and acted as a principal in forming several privately-owned companies. Mr. Sparkman was a co-founder of Sparkman Energy Corporation, a natural gas gathering and transmission company, in 1979 and served as its Chairman of the Board, President and Chief Executive Officer until 1985 when ownership control changed. From 1968 to 1979, Mr. Sparkman held various executive positions and served as a director of Tejas Gas Corporation, a natural gas gathering and transmission company. At the time of his resignation from Tejas Gas Corporation in 1979, Mr. Sparkman was President and Chief Executive Officer. Mr. Sparkman has more than 34 years of experience in the energy service industry.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE ELECTION OF THE NOMINEES LISTED ABOVE.

Continuing Directors

Biographical information regarding Natural Gas' other directors who are not up for election at this year's annual meeting is set forth below.

Name of Director	Director Since	Age	Principal Occupation for at Least the Last Five Years
Charles G. Curtis	2001	71	Mr. Curtis has been one of Natural Gas' directors since April 2001. Since 1992, Mr. Curtis has been the President and Chief Executive Officer of Curtis One, Inc. d/b/a/ Roll Stair, a manufacturer of aluminum and steel mobile stools and mobile ladders. From 1988 to 1992, Mr. Curtis was the President and Chief Executive Officer of Cramer, Inc. a manufacturer of office furniture. Mr. Curtis has a B.S. degree from the United States Naval Academy and a MSAE degree from the University of Southern California
Wallace O. Sellers	1998	74	Mr. Sellers is one of Natural Gas' founders and has served as a director and the Chairman of Natural Gas' Board of Directors since December 17, 1998. Although Mr. Sellers retired in December 1994, he served as Vice-Chairman of the Board and Chairman of the Executive Committee of Enhance Financial Services, Inc., a financial guaranty reinsurer, from January 1995 to 2001. From November 1986 to December 1991 he was President and Chief Executive Officer of Enhance. From 1951 to 1986 Mr. Sellers was employed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banker, in various capacities, including Director of the Municipal and Corporate Bond Division and Director of the Securities Research Division. Immediately prior to his retirement from Merrill Lynch, he served as Senior Vice President and director of Strategic Development. Mr. Sellers received a BA degree from the University of New Mexico, an MA degree from New York University and attended the Advanced Management Program at Harvard University. Mr. Sellers is a Chartered Financial Analyst.

Gene A. Strasheim	2003	63	Since 2001, Mr. Strasheim has been a financial consultant to Skyline Electronics/Products, a manufacturer of circuit boards and large remotely controlled digital interstate highway signs. From 1992 to 2001, Mr. Strasheim was the Chief Financial Officer of Skyline Electronics/Products. From 1985 to 1992, Mr. Strasheim was the Vice President-Finance and Treasurer of CF&I Steel Corporation. Prior to that, Mr. Strasheim was the Vice President-Finance for two companies and was a partner with Deloitte Haskins & Sells, a large accounting firm. Mr. Strasheim practiced as a Certified Public Accountant in three states and has a BS degree from the University of Wyoming.

Natural Gas' Board of Directors held five meetings during the fiscal year ending December 31, 2003. Each director attended at least 75% of the total number of Board meetings held while such person was a director. Each director attended all of the meetings held by all committees of the Board of Directors for which he served (during the periods that he served). The Board of Directors acts from time to time by unanimous written consent in lieu of holding a meeting. During the fiscal year ending December 31, 2003, the Board of Directors took action by unanimous written consent five times.

Directors who are not employees are paid $1,000 per quarter and at December 31 of each year are issued a five year option to purchase 2,500 shares of Natural Gas' common stock at the then market value. Natural Gas also reimburses its directors for accountable expenses incurred on Natural Gas' behalf.

We typically schedule a Board meeting in conjunction with our annual meeting of shareholders. Although we do not have a formal policy on the matter, we expect our directors to attend each annual meeting, absent a valid reason, such as illness or a schedule conflict. Last year, all seven of the individuals then serving as director attended our annual meeting of shareholders.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Natural Gas' officers and directors and persons who own more than 10% of the outstanding common stock of Natural Gas to file reports of ownership with the Securities and Exchange Commission. Directors, officers and greater than 10% shareholders are required by SEC regulations to furnish Natural Gas with copies of all Section 16(a) forms they file.

Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to Natural Gas during and for its fiscal year ended December 31, 2003, there were no directors, officers or more than 10% shareholders of Natural Gas who failed to timely file a report required by Section 16(a) of the Securities Exchange Act of 1934 except that:

- Messrs. Curtis, Hughes, Strasheim and Yadon, each filed one late Form 4 reporting the grant to them on December 31, 2003 of stock options under our 1998 Stock Option Plan.

- Craig S. Rogers, a Vice President, failed to timely file his initial statement of beneficial ownership on Form 3.

- Charles G. Curtis, a director, failed to timely file one Form 4 reporting his disposition of Warrants to purchase 15,600 shares of our common stock at $6.25 per share.

- Wallace O. Sellers, a director, failed to timely report the exercise of a warrant for 5,000 shares of our common stock at $6.25 per share.

COMMITTEES OF THE BOARD OF DIRECTORS

To assist it in carrying out its duties, the Board has delegated certain authority to three committees whose functions are described below:

Audit Committee

Members at December 31, 2003: Directors Strasheim (Chair), Curtis, Hughes ,Sellers and Yadon.
Number of Meetings in 2003: 4
Functions:

- Assists the Board in fulfilling its oversight responsibilities as they relate to our accounting policies, internal controls, financial reporting practices and legal and regulatory compliance;
- Hires the independent auditors;
- Monitors the independence and performance of our independent auditors and internal auditors;
- Maintains, through regularly scheduled meetings, a line of communication between the Board and our financial management, internal auditors and independent auditors; and
- Oversees compliance with our policies for conducting business, including ethical business standards.

The Board of Directors adopted an Audit Committee Charter on April 16, 2003 and subsequently amended and restated the Charter on March 2, 2004. The amended and restated Audit Committee Charter is attached hereto as Exhibit A.

Our Board of Directors has determined that Gene A. Strasheim is qualified as an "audit committee financial expert" as that term is defined in the rules of the Securities and Exchange Commission. Mr. Strasheim has worked as a financial consultant since 2001. From 1992 to 2001, he worked as a Chief Financial Officer for a company in the electronics industry. Prior to that, Mr. Strasheim was a partner and certified public accountant with Deloitte Haskins & Sells.

Our common stock is listed for trading on the American Stock Exchange ("AMEX"). Pursuant to AMEX rules, the Audit Committee is to be comprised of three or more directors as determined by the Board of Directors, each of whom shall be "independent". Our Board has determined that all of the members of the Audit Committee are independent, as defined in the listing standards of the AMEX and the rules of the Securities and Exchange Commission ("SEC").

Compensation Committee

Members at December 31, 2003: Directors Curtis, Sellers, Strasheim and Yadon
Number of Meetings in 2003: 4
Functions:

- Assisting the Board in overseeing the management of our human resources including:
  - compensation and benefits programs;
  - CEO performance and compensation;
- Oversees the evaluation of management; and
- Prepares the report of the Committee on executive compensation.

The Compensation Committee's policy is to offer the executive officers competitive compensation packages that will permit us to attract and retain individuals with superior abilities and to motivate and reward such individuals in an appropriate fashion in the long-term interests of Natural Gas and its shareholders. Currently, executive compensation is comprised of salary and cash bonuses and other compensation that may be awarded from time to time such as long-term incentive opportunities in the form of stock options under Natural Gas' 1998 Stock Option Plan.

Our Board has determined that all of the members of the Compensation Committee are independent, as defined in the listing standards of the AMEX and the rules of the SEC.

Governance, Personnel Development, and Nominating Committee

Members at December 31, 2003: Directors Curtis (Chair), Sellers, Strasheim and Yadon
Number of Meetings in 2003: 4
Functions:

- Identifies individuals qualified to become board members, consistent with the criteria approved by the Board;
- Recommends director nominees and individuals to fill vacant positions;
- Assists the Board in interpreting the Board Governance Guidelines, the Board's Principles of Conduct and any other similar governance documents adopted by the Board;
- Oversees the evaluation of the Board and its committees;
- Generally oversees the governance of the Board; and
- Oversees executive development and succession and diversity efforts.

In connection with recent corporate governance rules and regulations adopted by the SEC and the AMEX, we formed a Governance, Personnel Development, and Nominating Committee in June 2003. The Board of Directors adopted a Corporate Governance Charter on September 10, 2003. The Corporate Governance Charter is attached hereto as Exhibit B. Our Board of

Directors has determined that each of the Committee members is "independent", as defined under the applicable rules and listing standards of the American Stock Exchange.

This Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified in terms of business experience and be both willing and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Committee's consideration should forward the candidate's name and information about the candidate's qualifications to Natural Gas Services Group, Inc., Nominating Committee, 2911 South County Road 1260, Midland, Texas 79706, Attn.: Charles G. Curtis, Chairman. Submissions must include sufficient biographical information concerning the recommended individual, including age, employment history for at least the past five years indicating employer's names and description of the employer's business, educational background and any other biographical information that would assist the Committee in determining the qualifications of the individual. The Committee will consider recommendations received by a date not later than 120 calendar days before the date our proxy statement was released to shareholders in connection with the prior year's annual meeting for nomination at that annual meeting. The Committee will consider nominations received after that date at the annual meeting subsequent to the next annual meeting.

The Committee evaluates nominees for directors recommended by shareholders in the same manner in which it evaluates other nominees for directors. Minimum qualifications include the factors discussed above.

CODE OF ETHICS

Our Board of Directors has adopted a Code of Business Conduct and Ethics ("Code"), which we intend to post on our web site (www.ngsgi.com). You may also obtain a copy of our Code by requesting a copy in writing at 2911 SCR 1260, Midland, TX 79706 or by calling us at (432) 563-3974.

Our Code provides general statements of our expectations regarding ethical standards that we expect our directors, officers and employees to adhere to while acting on our behalf. Among other things, the Code provides that:

- We will comply with all laws, rules and regulations;
- Our directors, officers and employees are to avoid conflicts of interest and are prohibited from competing with us or personally exploiting our corporate opportunities;
- Our directors, officers and employees are to protect our assets and maintain our confidentiality;
- We are committed to promoting values of integrity and fair dealing; and
- We are committed to accurately maintaining our accounting records under generally accepted accounting principles and timely filing our periodic reports.

Our Code also contains procedures for our employees to report, anonymously or otherwise, violations of the Code.

EXECUTIVE OFFICERS

Certain information concerning the directors and executive officers of Natural Gas as of May 12, 2004 is set forth below.

Name	Age	Position
Wallace O. Sellers (1)(2)(3)	74	Director, Chairman
Wallace C. Sparkman (5)	74	Director, Interim President and Chief Executive Officer
Charles G. Curtis (1)(2)(3)	71	Director
William F. Hughes, Jr. (1)(2)(3)	51	Director
Gene A. Strasheim (1)(2)(3)(4)	62	Director
Richard L. Yadon (1)(2)(3)	45	Director
Earl R. Wait	60	Chief Financial Officer and Treasurer
Ronald D. Bingham	59	Vice President
S. Craig Rogers	42	Vice President
Scott W. Sparkman (5)	42	Secretary

(1) Member of our audit committee
(2) Member of our compensation committee
(3) Member of our nominating committee
(4) Gene A. Strasheim has been determined by our Board of Directors to be the financial expert on our audit committee. Mr. Strasheim is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.
(5) Wallace C. Sparkman is the father of Scott W. Sparkman.

Our executive officers are elected annually at the first meeting of the Board of Directors held after each annual meeting of shareholders. Each executive officer holds office until his or her successor duly is elected and qualified, until his or her death or resignation or until removed in the manner provided by Natural Gas' bylaws.

In March 2004, our Chief Executive Officer, Wayne L. Vinson, passed away. Our Board appointed Wallace C. Sparkman, one of our founders and a director, to serve as interim President and Chief Executive Officer. Our Board is actively searching for candidates to permanently fill the position.

Biographical information for our executive officers who are also directors is disclosed above under "Election of Directors". Biographical information regarding our other executive officers follows:

Earl R. Wait has served as our Chief Financial Officer since May 2000 and our Treasurer since 1998. Mr. Wait was our Chief Accounting Officer from 1998 to May 2000. Mr. Wait was the Chief Financial Officer and Secretary/Treasurer of Flare King and then Rotary from April 1993 to December 31, 2003, the Controller and Assistant Secretary/Treasurer for Hi-Tech from 1994 to 1999, a director of NGE and Rotary from July 1999 to April 2001 and the Chief Accounting Officer and Treasurer of Great Lakes Compression from February 2001 to December 31, 2003. Mr. Wait is a certified public accountant with an MBA in management and has more than 25 years of experience in the energy industry.

Ronald D. Bingham has served as one of our Vice Presidents since December 2003 and was the President of Great Lakes Compression from 2001 to December 31, 2003. From March 2001 to July 2001, Mr. Bingham was the General Manager of Great Lakes Compression. From January 1989 to March 2001, Mr. Bingham was the District Manager for Waukesha Pearce Industries, Inc., a distributor of Waukesha natural gas engines. Mr. Bingham is a member of the Michigan Oil and Gas Association and received a bachelors degree in Graphic Arts from Sam Houston State University.

S. Craig Rogers has served as one of our Vice Presidents since June 2003. He served as Operations Manager for Rotary from 1995 to December 31, 2003, and Vice President of Rotary from April 2002 to December 31, 2003. From March 1987 to January 1995, Mr. Rogers was the Shop Manager for CSI, a major manufacturer of natural gas compressors.

Scott W. Sparkman has served as our Secretary since December 1998. Mr. Sparkman was Executive Vice-President of NGE from July 2001 to December 31, 2003, was a director of NGE from December 1998 to December 31, 2003, was Secretary and Treasurer of NGE from March 1999 to December 31, 2003 and was the Secretary of Great Lakes Compression from February 2001 to December 31, 2003. Mr. Sparkman was one of our directors from 1998 to 2003. Mr. Sparkman served as the President of NGE from December 1998 to July 2001. From May 1997 to July 1998, Mr. Sparkman served as Project Manager and Comptroller for Business Development Strategies, Inc., a designer of internet websites. Mr. Sparkman pursued personal business interests from May 1996 to May 1997. From February 1991 to May 1996, Mr. Sparkman served as Vice President and Director, later as President and Director, of Diamond S Safety Services, Inc., a seller and servicer of hydrogen sulfide monitoring equipment. Mr. Sparkman received a BBA degree from Texas A&M University.

All of the officers devote substantially all of their working time to our business.

EXECUTIVE COMPENSATION

The following table sets forth information regarding the compensation paid during the years ended December 31, 2003, 2002 and 2001 by us to Wayne L. Vinson, Earl R. Wait and Craig Rogers, our only officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2003.

Name Principal Position	Year	Annual Compensation Salary	 Bonus	Long-Term Compensation Awards Securities Underlying Options
Wayne L. Vinson	2003	$120,000(1)	$48,000	-0-
Executive Vice President	2002	$120,000(1)	$39,452	-0-(2)
Until 7/25/01	2001	$102,692(1)	$25,583	-0-
President from 7/25/01				
Until 3/15/04				
Earl R. Wait	2003	$ 90,000	$41,256	-0-
Chief Financial Officer	2002	$ 90,000	$29,589	15,000
	2001	$ 85,385	$23,164	-0-
S. Craig Rogers	2003	$ 88,500	$37,669	-0-
Vice President	2002	$ 80,000	$26,301	12,000
Since June 2003	2001	$ 64,615	$20,957	-0-

(1) Does not include any compensation paid to the wife of Wayne L. Vinson for her services as our accounts payable and payroll clerk for 2003, 2002 and 2001, respectively.

(2) CAV-RDV, Ltd., a Texas limited partnership for the benefit of the children of Wayne L. Vinson, was issued a five year warrant to purchase 15,756 shares of our common stock at $2.50 per share in consideration for CAV-RDV, Ltd. guaranteeing a portion of our debt. The children are eighteen years old or older and Mr. Vinson was not a partner in CAV-RDV, Ltd. and disclaimed beneficial ownership of the warrants.

We have established a bonus program for our officers. At the end of each of our fiscal years, our Board of Directors reviews our operating history and determines whether or not any bonuses should be paid to our officers. If so, the Board of Directors determines what amount should be paid to our officers. The Board of Directors may discontinue the bonus program at any time.

Option Grants in Last Fiscal Year

We did not grant any options to the named officers in the above compensation table.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information pertaining to option exercises by, and fiscal year end option values of options held by, Wayne L. Vinson, Earl R. Wait, and S. Craig Rogers, our only executive officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2003:

Name	Shares Acquired On Exercise	Value Received	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable
Wayne L. Vinson	0	0	0/0	0/0
Earl R. Wait	0	0	10,000/15,000	$23,000/$34,500
S. Craig Rogers	0	0	8,000/12,000	$18,400/$27,600

Compensation of Directors

Our directors who are not employees are each paid a cash fee of $1,000 per quarter and at December 31 of each year are issued a five year option to purchase 2,500 shares of our common stock at the then market value. On December 31, 2003, we granted an option to each of our five non-employee directors to purchase 2,500 shares of our common stock at $5.55 per share. We also reimburse our directors for accountable expenses incurred on our behalf.

1998 Stock Option Plan

We have adopted the 1998 Stock Option Plan, which provides for the issuance of options to purchase up to 150,000 shares of our common stock. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants and to promote the success of our business. The plan is administered by the Board of Directors or a compensation committee consisting of two or more non-employee directors, if appointed. At its discretion, the administrator of the plan may determine the persons to whom options may be granted and the terms upon which such options will be granted. All officers, employees and directors are eligible to participate in the plan. In addition, the administrator of the plan may interpret the plan and may adopt, amend and rescind rules and regulations for its administration. The following options to purchase our common stock have been granted under the plan and are outstanding:

- 6,000 shares at an exercise price of $2.00 per share,
- 33,000 shares at an exercise price of $3.25 per share,
- 5,500 shares at an exercise price of $3.88 per share, and
- 10,000 shares at an exercise price of $5.55 per share, and
- 15,000 shares at an exercise price of $5.58 per share.

PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of May 12, 2004, the beneficial ownership of our common stock (i) by each of our directors, nominees and executive officers; (ii) by all of our executive officers and directors as a group; and (iii) by all persons known by us to beneficially own more than five percent of our common.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Wallace O. and Naudain Sellers P.O. Box 106 6539 Upper York Road Solebury, PA 18963-0106	700,659 (1)	13.0%
Charles G. Curtis 1 Penrose Lane Colorado Springs, CO 80906	78,000 (2)	1.4%
William F. Hughes 42921 Normandy Lane Lancaster, CA 93536	244,500 (3)	4.5%
Wallace C. Sparkman 4906 Oakwood Court Midland, TX 79707	167,691 (4)	3.1%
Gene A. Strasheim 165 Huntington Place Colorado Springs, CO 80906	3,500	*
Richard L. Yadon P.O. Box 8715 Midland, TX 79708-8715	296,683 (5)	5.5%
S. Craig Rogers 14732 Bluestem Ave Gardendale, TX 79758	14,250 (6)	*
Earl R. Wait 109 Seco Portland, TX 78374	75,000 (7)	1.4%
Scott W. Sparkman 1604 Ventura Avenue Midland, TX 79705	516,467 (8)	9.6%

All directors and executive officers as a group (nine persons)	2,096,750 (9)	37.2%
CAV-RDV, Ltd. 1541 Shannon Drive Lewisville, TX 75077	488,128 (10)	9.1%
RWG Investments LLC 5980 Wildwood Drive Rapid City, SD 57902	424,000 (11)	7.8%
Andrew Cohen 2 Rector Street, 1st Floor New York, New York 10006	277,865	5.2%

----

* indicates less than one percent.

(1) Includes 238,720 shares of common stock owned by the Wallace Sellers, July 11, 2002 GRAT, warrants to purchase 21,936 shares of common stock, 9,032 shares of common stock and 5,000 shares of common stock at $ 2.50 per share, at $3.25 per share and at $6.25 per share, respectively, owned by Wallace Sellers, options to purchase 2,500 shares of common stock at $3.88 per share and 2,500 shares of common stock at $5.55 per share, respectively, owned by Wallace Sellers, 95,971 shares of common stock owned by Naudain Sellers, and 238,720 shares of common stock owned by the Naudain Sellers, July 11, 2002 GRAT. Wallace and Naudain Sellers are husband and wife. Wallace Sellers is the trustee of his wife's trust and his wife is the trustee of his trust. The beneficiaries of the trusts are two trusts. The beneficiaries of one trust are Naudain Sellers and their three children and the beneficiaries of the other trust are their three children.

(2) Includes warrants to purchase 40,000 shares of common stock at $3.25 per share, options to purchase 2,500 shares of common stock at $3.88 per share and 2,500 shares of common stock at $5.55 per share, respectively.

(3) Includes 180,500 shares of common stock owned by the William and Cheryl Hughes Family Trust, a warrant to purchase 60,000 shares of common stock at $3.25 per share, and an option to purchase 2,500 shares of common stock at $5.55 per share.

(4) Includes 105,691 shares owned by Diamente Investments, LLP, a Texas limited partnership of which Mr. Sparkman is a general and limited partner.

(5) Includes warrants to purchase 14,683 shares of common stock at $2.50 per share and an option to purchase 2,500 shares of common stock at $5.55 per share.

(6) Includes warrants to purchase 1,125 shares of common stock at $6.25 per share and an option to purchase 12,000 shares of common stock at $3.25 per share that began to vest in April 2003.

(7) Includes an option to purchase 15,000 shares of common stock at $3.25 per share that began to vest in April 2003.

(8) Includes 20,000 shares of common stock owned by Scott W. Sparkman and 475,000 shares of common stock and warrants to purchase 21,467 shares of common stock at $2.50 per share owned by Diamond S DGT, a trust for which Mr. Sparkman is a co-trustee and co-beneficiary with his sister.

(9) Includes 274,743 shares of common stock that may be acquired upon exercise of presently exercisable stock options and warrants to purchase common stock.

(10) Includes warrants to purchase 15,756 shares of common stock at $2.50 per share, and 2,122 shares of common stock at $3.25 per share, respectively. CAV-RDV is a Texas Limited Partnership for the benefit of Ryan and Candice Vinson.

(11) Includes warrants to purchase 32,000 shares of common stock at $3.25 per share, and warrants to purchase 15,000 shares of common stock at $6.25 per share. RWG Investments LLC is a limited liability company the beneficial owner of which is Roland W. Gentner, 5980 Wildwood Drive, Rapid City, South Dakota 57902.

TRANSACTIONS WITH MANAGEMENT AND OTHERS AND CERTAIN BUSINESS RELATIONSHIPS

In April 2002, we issued five year warrants to purchase shares of our common stock at $3.25 per share to the following persons for guaranteeing additional portion of the bank debt we incurred under our restructured loan facility:

Name	Number of Shares Underlying Warrants	Amount of Additional Debt Guaranteed
Wallace O. Sellers	9,032	$ 451,601
CAV-RDV, Ltd. (1)	2,122	106,098
Richard L. Yadon	5,318	265,879

(1) CAV-RDV, Ltd., is a Texas limited partnership for the benefit of the children of Wayne L. Vinson. Both children are eighteen years old or older and Mr. Vinson is not a partner in CAV-RDV, Ltd. Mr. Vinson disclaims beneficial ownership of the warrants.

None of the guaranties is still in effect.

Wayne L. Vinson, Earl R. Wait and Wallace C. Sparkman have also guaranteed payment of approximately $197,000, $84,000 and $92,000, respectively, of additional debt for us without consideration. This debt was incurred when we acquired vehicles, equipment and software. The following schedule provides information as to the remaining debt balances as of March 31, 2004:

Guarantor	Balance at March 31, 2004	Interest Rate	Maturity Date
Earl R. Wait	25,291	10.50%	10/10/2005
Wallace C. Sparkman	69,063	7%	10/15/2010
Wayne L. Vinson	2,175	7.50%	6/21/2004

None of the guaranties is still in effect.

In October, 1999, RWG Investments, LLC was granted a five year option to purchase 100,000 shares of our common stock at $2.00 per share in consideration of one of its members serving as an advisor to us. In June 2003, RWG Investments LLC exercised the option.

Hunter Wise Financial Group LLC served as our investment banker and advisor in connection with our March 2001 acquisition of the compression related assets of Dominion Michigan for which we paid Hunter Wise a total fee of $440,000. James T. Grigsby, one of our former directors, has a 1% interest in Hunter Wise.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee met four times in 2003 and is responsible for overseeing the integrity of the Company's financial statements; the Company's financial reporting process; the Company's compliance with legal and regulatory requirements; and the independent auditor's qualifications and independence; and the performance of the Company's internal audit function and independent auditors. Messrs. Curtis, Hughes, Sellers, Strasheim and Yadon are members of our Audit Committee.

Our independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and issuing an independent accountants' report on such financial statements. The Audit Committee reviews with management our consolidated financial statements; reviews with the independent accountants their independent accountants' report; and reviews the activities of the independent accountants. The Audit Committee selects our independent accountants each year. The Audit Committee also considers the adequacy of our internal controls and accounting policies. The chairman and members of the Audit Committee are all independent directors of our Board of Directors within the meaning of Section 121(A) of the listing standards of the American Stock Exchange.

The Audit Committee has reviewed and discussed the audited financial statements with management of Natural Gas. The Audit Committee has discussed with our independent auditors the matters required to be discussed by SAS 61. In addition, the Audit Committee has received the written disclosures and letter from our independent accountants required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented, and has discussed with the independent accountants matters pertaining to their independence. The Audit Committee also considered whether the additional services unrelated to audit services performed by HEIN + ASSOCIATES LLP were compatible with maintaining their independence in performing their audit services. Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-KSB for 2003 for filing with the Securities and Exchange Commission. The Audit Committee and Board of Directors has also selected HEIN + ASSOCIATES LLP as our independent accountants for the fiscal year ending December 31, 2004. The Audit Committee has adopted an amended written Audit Committee Charter that has been adopted by our Board of Directors and is attached hereto as Exhibit A.

Respectfully submitted by the Audit Committee,

Gene A. Strasheim, Chairman
William F. Hughes
Richard L. Yadon
Charles G. Curtis
Wallace O. Sellers

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2003 and 2002, we paid the following fees to our principal accountants:

	2003	2002
Audit Fees	$75,749	$43,691
Audit Related Fees	0	0
Tax Fees	18,391	15,468
All Other Fees	7,965	77,078
	$102,105	$136,237

To help assure independence of the independent auditors, the Audit committee has established a policy whereby all audit, review, attest and non-audit engagements of the principal auditor or other firms must be approved in advance by the Audit Committee; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable Securities and Exchange Commission rules. This policy is set forth in our Audit Committee Charter, a copy of which is attached to this proxy statement. Of the fees shown in the table which were paid to our principal accountants in 2003, 92% were approved by the Audit Committee. SEC regulations and company policy did not require pre-approval for non-audit services prior to 2003.

2003 ANNUAL REPORT TO SHAREHOLDERS

You may obtain our 2003 Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 upon written request to Scott W. Sparkman, Secretary, at Natural Gas' principal offices, 2911 South County Road 1260, Midland, Texas 79706. In addition, the exhibits to the Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2003 may be obtained by any stockholder upon written request to Mr. Sparkman.

SHAREHOLDER PROPOSALS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2005 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 2911 South County Road 1260, Midland, Texas 79706 by January 24, 2005. The proposal should be sent to the attention of Secretary of the Company.

The SEC also sets forth procedures under which shareholders may make proposals outside of the process described above in order for a shareholder to introduce an item of business at an Annual Meeting of Shareholders. These procedures require that shareholders must submit items of business in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to propose an item of business at our 2005 Annual Meeting no later than 45 days in advance of the 2005 Annual Meeting if it is being held within 30 days preceding the anniversary date (June 15, 2004) of this year's meeting.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting. These requirements are separate from and in addition to the SEC's requirements described in the first paragraph of this section relating to including a proposal in our proxy statements.

In order to curtail controversy as to the date on which a proposal was received by us, it is suggested that proponents submit their proposals by certified mail-return receipt requested. Such proposals must also meet the other requirements established by the Securities and Exchange Commission for shareholder proposals.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Because of Natural Gas' small size, to date we have not developed formal processes by which shareholders may communicate directly with directors. Instead, we believe that our informal process permitting communications to be sent to the board of directors either generally or in care of a corporate officer, has served the shareholders' needs. In view of recently adopted SEC disclosure requirements related to this issue, we expect to review in the coming months whether more specific procedures are required. Until any other procedures are developed and posted on our web site (www.ngsgi.com), any communication to the Board of Directors may be mailed to the Board, in care of the Secretary of the Company, at 2911 South County Road 1260, Midland, Texas 79706. Shareholder's should clearly note on the mailing envelope that the letter is a "Shareholder-Board Communication." All such communications should identify the author as a shareholder and clearly state whether the intended recipients are all members of the board of directors or just certain specified individual directors. The Secretary of the Company will make copies of all such communications and circulate them to the appropriate director or directors.

SOLICITATION OF PROXIES

The cost of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by Natural Gas. Solicitations will be made only by use of the mails, except that, if necessary to obtain a quorum, officers and regular employees of Natural Gas may make solicitations of proxies by telephone or electronic facsimile or by personal calls. Brokerage houses, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting material to the beneficial owners of Natural Gas' shares held of record by such persons and Natural Gas will reimburse them for their charges and expenses in this connection.

OTHER BUSINESS

Our Board of Directors does not know of any matters to be presented at the meeting other than the matters set forth herein. If any other business should come before the meeting, the person's names in the enclosed proxy card will vote such proxy according to their judgment on such matters.

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT W. SPARKMAN, SECRETARY

Midland, Texas
May 21, 2004

EXHIBIT A

NATURAL GAS SERVICES GROUP, INC.
Audit Committee Charter

(Adopted March 2, 2004)

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors' oversight of:

- the integrity of the Company's financial statements;
- the Company's financial reporting process;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the performance of the Company's internal audit function and independent auditors.

STRUCTURE AND MEMBERSHIP

Number. The Audit Committee shall consist of at least three members of the Board of Directors.

Independence. Except as otherwise permitted by the applicable rules of the American Stock MarketExchange, each member of the Audit Committee shall be independent as defined by such rules.

Financial Literacy. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Unless otherwise determined by the Board of Directors (in which case disclosure of such determination shall be made in the Company's annual report filed with the SEC), at least one member of the Audit Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules).

Chair. Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

Compensation. The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

Selection and Removal. Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

AUTHORITY AND RESPONSIBILITIES

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

Oversight of Independent Auditors

Selection. The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. In its evaluation of the independent auditor, the Audit Committee shall present its conclusions with respect to the independent auditor to the full Board of Directors. The Audit Committee shall also, with respect to its review of the independent auditor, review and evaluate the lead partner and other senior members of the independent auditor. The Audit Committee shall take into account the opinions of management and the Company's internal auditors. The Audit Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

Independence. The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the independent auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

Additional Independence Procedures. The Audit Committee shall:

- confirm the regular rotation of the lead audit partner and reviewing partner as required by Section 203 of the Sarbanes-Oxley Act;

- confirm that the CEO, controller, CFO, and CAO (or other persons serving in similar capacities) were not employed by the independent auditor, or if employed, did not participate in any capacity in the audit of the Company, in each case, during the one-audit-year period preceding the date of initiation of the audit, as required by Section 206 of the Sarbanes-Oxley Act; and

- annually consider whether, in order to assure continuing auditor independence, there should be regular rotation of the independent audit firm.

Quality Control Review. Obtain and review a report from the independent auditor at least annually regarding (a) the auditor's internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and whether the types of non-audit services provided are compatible with maintaining the auditor's independence.

Compensation. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee. As part of its evaluation of compensation for the independent auditor, the Audit Committee shall compare the fees paid for audit services to those paid by peer companies as a means of assessing whether the scope of audit work is sufficient.

Preapproval of Services. The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules.

Oversight. The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

- critical accounting policies and practices;

- alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

- other material written communications between the independent auditor and Company management.

Audited Financial Statements

Review and Discussion. The Audit Committee shall review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) requires discussion and the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Recommendation to Board Regarding Financial Statements. The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-KSB.

Audit Committee Report. The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

Review of Other Financial Disclosures

Independent Auditor Review of Interim Financial Statements. The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by applicable auditing standards. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose interim financial information prior to completion of the independent auditor's review of interim financial information.

Earnings Release and Other Financial Information. The Audit Committee shall discuss generally the types of information to be disclosed in the Company's earnings press releases, as well as in financial information and earnings guidance provided to analysts, rating agencies and others.

Quarterly Financial Statements. The Audit Committee shall discuss with the Company's management and independent auditor the Company's quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Controls and Procedures

Oversight. The Audit Committee shall coordinate the Board of Directors' oversight of the Company's internal controls over financial reporting, the Company's disclosure controls and procedures and the Company's code of conduct. The Audit Committee shall receive and review the reports of the CEO and CFO required by Section 302 of the Sarbanes-Oxley Act of 2002 (and the applicable rules thereunder) and Rule 13a-14 of the Exchange Act.

Procedures for Complaints. The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related-Party Transactions. The Audit Committee shall review all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee.

Additional Powers. The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

PROCEDURES AND ADMINISTRATION

Meetings. The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities; provided, however, that the Audit Committee shall meet at least quarterly. The Audit Committee may also act by unanimous written consent in lieu of a meeting (except for its required quarterly meetings.) The Audit Committee shall keep such records of its meetings as it shall deem appropriate.

Reports to Board. The Audit Committee shall report regularly to the Board of Directors.

Charter. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter.

Independent Advisors. The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

Investigations. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

Funding. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Annual Self-Evaluation. At least annually, the Audit Committee shall evaluate its own performance and report its findings to the Board of Directors.

EXHIBIT B

NATURAL GAS SERVICES GROUP, INC.
Corporate Governance and Duties of the Board of Directors

Principal Charge

Members of the Board of Directors (BOD) are stewards of the organization. The BOD has the responsibility to oversee the conduct of the business in order to maximize shareholder value. However, the BOD will not compromise this responsibility at the expense of the employees' welfare, nor at the expense of the environment.

Composition of the Board of Directors

The majority of the board members will be independent. (See American Stock Exchance Corporate Governance proposal dated 5/20/03 for definition of independence.)

Election

At the meeting immediately following the annual shareholder meeting, the BOD will elect the Chairman, whose term will be one year. The Chairman will preside over all BOD meetings.

Frequency of Meetings

The entire BOD will meet at least quarterly. The independent directors will meet in "executive session" as often as necessary but at least once a year.

Committees

At the meeting immediately following the annual shareholder meeting, the BOD will elect members to the following committees:

Committee	Selected from	Number of Members
Audit	All Outside Directors	5
Compensation	All Outside Directors	5
Governance, Personnel Development, and Nominating	All Outside Directors	5

The committees will meet at least quarterly. At the first meeting after the annual shareholder meeting, the respective committees will meet and elect a chairman whose term will be one year.

In cases where the Sarbanes-Oxley Act dictates professionalism, the professional member of the board will be the chairman.

Board Responsibilities

The BOD will provide direction to management to ensure that all major issues affecting the business are given due consideration.

The BOD takes responsibility to:

- Appoint the CEO.
- Approve the CEO's appointment of other senior officers and managers.
- Approve the annual budget, which will be presented to the BOD on or before December 15 each year.
- Ensure timely succession.
- Formally review the CEO's performance on a periodic basis. The compensation committee conducts this activity.
- Set the CEO's compensation for the following year. The compensation committee conducts this activity.
- Set BOD compensation.
- Oversee the professional and personal development of senior managers. This activity is conducted by the HR manager if there is one, or by the personnel development committee if there is no HR manager.
- Support senior managers' commitment to training and developing all employees. This activity is conducted by the CEO and is overseen by the personnel development committee.
- Ensure accurate and timely communication with the Corporation's shareholders.
- Oversee internal controls. The audit committee conducts this activity.
- Engage the audit firm. This activity is conducted by the audit committee.
- Oversee the release of corporate financial news on a quarterly and annual basis.
- Oversee the release of corporate news regarding material facts that may or will affect the Corporation's performance. The CEO is responsible for this activity.

- Nominate Board members for each annual shareholder meeting. The nominating committee conducts this activity.

- Oversee the development of a strategic plan. All directors and all senior managers will participate in this activity.

- Orient new directors. The nominating committee conducts this activity.

- Ensure compliance with environmental laws.

- Ensure compliance with employment laws.

- Oversee other areas as may be directed by the BOD.

- Respond to committee reports as necessary.

The CEO may not exceed $100,000 of unbudgeted capital expenditures during the fiscal year without approval of the BOD.

The CEO may not terminate any corporate officer without BOD approval.

From time to time, senior management will assess the effectiveness of the BOD, its committees, and individual directors, and the CEO will present those findings to the BOD.

The BOD will periodically review committee charters.

Adopted this 10th day of September, 2003.

Board Members:

Charles Curtis	James Grigsby	Wallace Sellers
Wallace Sparkman	Gene Strasheim	Wayne Vinson
Richard Yadon		